PENGROWTH ENERGY TRUST - 1 -
NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE
PENGROWTH ENERGY TRUST ANNOUNCES
SECOND QUARTER 2008 RESULTS
(Calgary, August 6, 2008) /Marketwire/ - Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), is pleased to announce the interim unaudited operating and financial results for the three month and six month periods ended June 30, 2008.
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During the second quarter of 2008, Pengrowth generated record cash flow from operating activities of approximately $267.9 million ($1.08 per trust unit) as compared with $216.2 million ($0.87 per trust unit) in the first quarter of 2008 and $250.0 million ($1.02 per trust unit) in the same period last year. The increase in cash flow from operations quarter over quarter and compared to the prior year is due to higher commodity prices offset by realized commodity risk management losses, lower production volumes, higher royalties expense and higher operating costs.
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Net loss of $118.7 million for the second quarter of 2008 increased by $62.1 million from the net loss recorded in the first quarter of 2008. Included in the net loss are unrealized losses on mark-to-market commodity risk management contracts of $352.6 million before taxes ($247.3 million after tax) compared to a $165.7 million before tax ($116.2 million after tax) unrealized loss in the first quarter of 2008. The net loss represents a $390.3 million reduction from net income recorded for the second quarter of 2007. The increase in net loss was partially offset by higher operating netbacks.
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Distributions declared in the second quarter totaled $168.2 million versus $167.2 million during the first quarter of 2008 and $184.3 million in the second quarter last year. During the second quarter, Pengrowth distributed $0.675 per trust unit to its unitholders which is 63 percent of cash flow from operating activities. Pengrowth’s distributions remained stable at $0.225 per trust unit per month, up to and including the most recently announced August 15, 2008 distribution.
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Daily production decreased two percent in the second quarter of 2008 to 80,895 boe per day when compared to the first quarter of 2008 and approximately ten percent when compared to the second quarter of 2007. The decrease in the second quarter 2008 compared to the first quarter is mainly attributable to scheduled and unscheduled maintenance shutdowns. In addition to the maintenance shutdowns, the decrease from the same period last year is primarily due to the completion of the disposition program in the second half of 2007. Pengrowth anticipates full year average daily production in the range of 80,000 boe per day to 82,000 boe per day excluding any potential impact from the Accrete transaction and any other potential future acquisitions or dispositions.
•
Development capital for the second quarter of 2008 totaled $74.7 million, with approximately 77 percent spent on drilling and completions. Pengrowth participated in drilling 37 gross wells (23.8 net wells) with a success rate of 96 percent. In addition to the development capital, $3.4 million was spent at the Lindbergh oil sands project and $5.0 million spent on building improvements and information technology.
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Subsequent to the end of the quarter, on July 23, 2008, Pengrowth entered into an agreement to acquire Accrete’s interest in the Harmattan Area with associated production of 1,900 boe per day and reserves of 8.7 million boe on a proven and probable basis for gross proceeds of $120 million including liabilities.
Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

PENGROWTH ENERGY TRUST - 2 -
President’s Message
To our valued unitholders,
I am pleased to announce the unaudited quarterly results for the three months and six months ended June 30, 2008.
During the second quarter the oil and gas sector, including Pengrowth, continued to enjoy robust commodity prices. Pengrowth realized an average price, after commodity risk management of $73.21 per boe, a 21 percent increase over first quarter average realized prices and a 35 percent increase over the same period last year. Pengrowth’s operating netbacks increased 28 percent to $43.11 per boe compared to $33.65 per boe in the first quarter of 2008 and 46 percent compared to $29.56 in the second quarter of 2007.
Pengrowth generated record cash flow from operating activities during the second quarter of $267.9 million, a 24 percent increase over the previous quarter and a seven percent increase over the second quarter of 2007. The strong increase in cash flow from operating activities resulted from the continued strength in crude oil and natural gas prices, which more than offset the slightly lower production volumes and higher royalties.
Pengrowth’s exposure to the higher crude oil prices is tempered somewhat by our risk management strategy and by the continued strength of the Canadian dollar in relation to the U.S. dollar. Crude oil prices are typically quoted in U.S. dollars and as such, Pengrowth’s average realized crude oil price did not fully reflect the record high U.S. dollar benchmark crude oil prices set in the second quarter of the year. In addition, Pengrowth uses forward price swaps to manage its exposure to commodity price fluctuations, to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions at prices at or above levels which are implied in the analysis and negotiation of the transactions. Pengrowth was a particularly active acquisitor of assets during the second half of 2006 and early 2007 and as a result our hedging strategy was augmented at that time. Pengrowth’s fixed price strategy is not intended to “beat the markets” but rather to reduce volatility. Light oil and natural gas hedging losses for the second quarter amounted to $96.0 million. For the remainder of 2008, Pengrowth has approximately 46 percent of liquids hedged at Cdn $77.71 per boe and 41 percent of natural gas hedged at Cdn $8.41 per mcf.
Strong price realizations on our heavy oil and NGLs somewhat offset the weaker realized prices on light crude oil. Realized prices on heavy oil and NGLs averaged $100.34 per bbl and $92.25 per bbl respectively, an increase of 60 percent and 38 percent from the first quarter 2008. Heavy oil continues to grow as a focus area for Pengrowth as heavy oil production increased six percent in the second quarter compared to the first quarter of 2008 and 14 percent compared to the second quarter 2007.
Distributions to unitholders during the quarter totaled $0.675 per trust unit. Pengrowth maintained the monthly distribution at $0.225 per trust unit up to and including the recently declared August 15, 2008 distribution. Distributions are mainly derived from producing and selling oil, natural gas and related products and as such, distributions are highly dependent on commodity prices. Pengrowth’s board of directors continues to examine distributions on a monthly basis while considering overall market conditions and capital spending requirements when setting the distribution level each month.
Pengrowth aims to continue paying stable distributions while executing a prudent development program. As oil and gas assets are subject to natural production declines, it becomes necessary to invest capital to offset these declines through drilling and optimization activities. Capital expenditures are partially funded through withholding a portion of the cash flow from operating activities. The ratio of distributions declared over cash flow from operating activities, commonly referred to as payout ratio, in the second quarter was 63 percent. This ratio is significantly lower than the first quarter 2008 value of 77 percent mainly due to the higher cash flows resulting from stronger commodity prices.
Pengrowth has traditionally grown production through acquisitions, being one of the more active acquisitors in its sector. Subsequent to the end of the quarter, on July 23, 2008, Pengrowth entered into an agreement pursuant to which Pengrowth is scheduled to or will acquire all of the common shares of Accrete Energy Inc. for gross proceed of $120 million, which includes the assumption of $25 million of liabilities. Under the terms of the agreement, Pengrowth will assume Accrete’s interest in the Harmattan Area with the remaining properties being acquired by a new growth company. The acquisition remains subject to regulatory approval and the approval of two-thirds of Accrete shareholders and is expected to close in the third quarter 2008.

PENGROWTH ENERGY TRUST - 3 -
Through the purchase of Accrete, Pengrowth will acquire
•	Reserves of approximately 8.4 million barrels of oil equivalent (boe) on a proven and probable basis,

•	Associated production of 1,900 boe per day (boe/d) of liquids rich natural gas and light oil.

•	High working interest (75 percent), high netbacks and relatively low (approximately $6.00 per boe) operating costs
The metrics of the acquisition are very favorable and inline with the industry averages. The deal results in a price of $63,158 per boe per day on a flowing barrel basis and $14.29 per boe on a proven and probable reserve basis. The acquisition is Pengrowth’s third in the area within the last two years and represents an excellent tuck in opportunity within the existing properties. Management is continuing to evaluate opportunities to add value on behalf of unitholders in the current unsettled conditions in world financial markets.
Daily production decreased two percent quarter over quarter to 80,895 boe per day. The two percent decrease is attributable to scheduled and unscheduled maintenance shutdowns at our operated and non-operated properties during the quarter. Compared to the same period last year, production levels reflect the impact from the disposition program completed in the second half of 2007, partially offset by ongoing development activities. Pengrowth continues to forecast full year 2008 production of 80,000 to 82,000 boe per day, excluding volumes from the Accrete transaction discussed earlier and any potential future acquisitions or dispositions.
Operating expenses increased ten percent from the first quarter of 2008 and 13 percent on a per boe basis due to the previously mentioned scheduled and unscheduled maintenance shutdowns. Expenses are further impacted by higher realized utility expenses resulting from a 25 percent increase in Alberta power prices during the quarter. Despite the higher operating expenses during the quarter, Pengrowth continues to anticipate full year operating expenses of $392 million or $13.20 per boe.
Development capital expenditures totaled $74.7 million during the quarter, with the majority of the expenditures being dedicated to development and optimization activities. For the first half of the year, capital expenditures amounted to $159.6 million, with approximately 81 percent of the expenditures dedicated to drilling, completions and facilities. Currently, Pengrowth anticipates a full year capital program of $367.0 million, an increase of $12.0 million from the previous estimate, with the majority of the additional capital being dedicated to land acquisitions. In addition to the development program, during the second quarter, Pengrowth made a $3.4 million investment at Lindbergh to continue the evaluation of its oil sands assets. Pengrowth expects to invest $20.0 million in 2008 to evaluate the Lindbergh oil sands assets. The focus of the capital program is to maximize unitholder returns through the allocation of capital on select high return projects, the active pursuit of improved reserve recovery including the CO2 pilot project at Judy Creek, continued improvements in ongoing operations and the development of new core focus areas such as our CBM program.
On July 14, 2008, the department of Finance released proposed amendments to the Income Tax Act (Canada) to facilitate the conversion of existing income trusts and other public flow through entities into corporations on a tax deferred basis for both a trust and its Canadian unitholders. The conversion rules would provide an existing income trust with tax efficient structuring options to convert to a corporate form. The conversion rules would be available to Pengrowth if Pengrowth determines to convert to a corporation. The transition provisions are only available to trusts that convert prior to 2013. Accordingly, Pengrowth has 4 1/2 more years before a final course of action would have to be adopted and Pengrowth can continue to have the benefit of its tax structure through December 31, 2010. Commencing in 2011, Pengrowth would be subject to the SIFT tax and would utilize existing tax pools to mitigate a portion of the SIFT tax, should it remain a trust for any period.
I am very pleased with the accomplishments our team achieved during the second quarter and I believe we are well positioned both operationally and financially for continued success in 2008. We look forward to the remainder of 2008 and will continue to strive forward with our mandate to provide exceptional growth and value to our unitholders.
James S. Kinnear
Chairman, President and Chief Executive Officer
August 5, 2008

PENGROWTH ENERGY TRUST - 4 -
Summary of Financial and Operating Results

	Three Months ended June 30			Six Months ended June 30
(thousands, except per unit amounts)	2008	2007	% Change	2008	2007	% Change

INCOME STATEMENT
Oil and gas sales	$550,623	$443,977	24	$1,008,229	$876,085	15
Net (loss) income	$(118,650)	$271,659	(144)	$(175,233)	$201,825	(187)
Net (loss) income per trust unit	$(0.48)	$1.11	(143)	$(0.71)	$0.82	(187)

CASH FLOW
Cash flows from operating activities	$267,874	$249,960	7	$484,112	$386,389	25
Cash flows from operating activities per trust unit	$1.08	$1.02	6	$1.95	$1.58	23

Distributions declared	$168,159	$184,327	(9)	$335,393	$367,861	(9)
Distributions declared per trust unit	$0.675	$0.75	(10)	$1.350	$1.50	(10)

Ratio of distributions declared over cash flows from operating activities	63%	74%		69%	95%

Capital expenditures	$83,060	$49,467	68	$176,594	$148,252	19
Capital expenditures per trust unit	$0.33	$0.20	65	$0.71	$0.61	16
Weighted average number of trust units outstanding	248,489	245,127	1	247,873	244,745	1

BALANCE SHEET
Working capital (1)				$(460,191)	$(451,579)	2
Property, plant and equipment				$4,199,258	$4,633,861	(9)
Long term debt				$1,243,674	$1,038,328	20
Trust unitholders’ equity				$2,284,095	$2,913,152	(22)
Trust unitholders’ equity per trust unit				$9.17	$11.86	(23)

Currency (U.S.$/Cdn$) (closing rate at period end)				0.9990	0.8812

Number of trust units outstanding at period end				248,993	245,560	1

AVERAGE DAILY PRODUCTION
Crude oil (barrels)	25,052	27,083	(7)	25,077	27,271	(8)
Heavy oil (barrels)	8,242	7,254	14	7,991	7,015	14
Natural gas (mcf)	234,028	280,667	(17)	237,618	278,096	(15)
Natural gas liquids (barrels)	8,596	8,519	1	9,131	9,215	(1)
Total production (boe)	80,895	89,633	(10)	81,803	89,850	(9)

TOTAL PRODUCTION (mboe)	7,361	8,157	(10)	14,888	16,263	(8)

PRODUCTION PROFILE
Crude oil	31%	30%		31%	30%
Heavy oil	10%	8%		10%	8%
Natural gas	48%	52%		48%	52%
Natural gas liquids	11%	10%		11%	10%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per barrel)	$83.88	$71.81	17	$81.63	$69.52	17
Heavy oil (per barrel)	$100.34	$43.52	131	$82.13	$42.57	93
Natural gas (per mcf)	$9.40	$7.61	24	$8.55	$7.76	10
Natural gas liquids (per barrel)	$92.25	$56.42	64	$78.86	$52.81	49
Average realized price per boe	$73.21	$54.39	35	$66.68	$53.85	24

(1)	Prior year restated to conform to presentation adopted in current year.

PENGROWTH ENERGY TRUST - 5 -
Summary of Trust Unit Trading Data

	Three Months ended				Six Months ended
	June 30				June 30
(thousands, except per trust unit amounts)	2008		2007		2008		2007
TRUST UNIT TRADING
PGH (NYSE)
High	$21.90	U.S.	$19.84	U.S.	$21.90	U.S.	$19.84	U.S.
Low	$18.86	U.S.	$16.45	U.S.	$13.67	U.S.	$15.82	U.S.
Close	$20.11	U.S.	$19.09	U.S.	$20.11	U.S.	$19.09	U.S.
Value	$392,743	U.S.	$428,571	U.S.	$650,299	U.S.	$877,712	U.S.
Volume	19,425		23,668		33,718		50,301

PGF.UN (TSX)
High	$21.56		$21.04		$21.56		$21.04
Low	$19.17		$18.82		$14.16		$18.62
Close	$20.50		$20.27		$20.50		$20.27
Value	$569,706		$561,471		$1,127,595		$1,306,290
Volume	28,004		28,348		58,759		66,090

PENGROWTH ENERGY TRUST - 6 -
The following discussion of financial results should be read in conjunction with the interim unaudited consolidated Financial Statements for the three months and six months ended June 30, 2008 of Pengrowth Energy Trust and is based on information available to August 5, 2008.
Frequently Recurring Terms
For the purposes of this discussion, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis and the “Manager” refers to Pengrowth Management Limited.
Pengrowth uses the following frequently recurring industry terms in this discussion: “bbls” refers to barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “gj” refers to gigajoule and “mmbtu” refers to million British thermal units.
Advisory Regarding Forward-Looking Statements
This discussion contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance” “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this discussion include, but are not limited to, statements with respect to: reserves, 2008 production, production additions from Pengrowth’s 2008 development program, royalty obligations, 2008 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, general and administration expenses, proceeds from the disposal of properties and the impact of the changes to the Canadian tax legislation as details have yet to be provided. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Management reviews its assumptions for reasonableness at least quarterly and updates the “Outlook” section in our discussion as required.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this discussion are made as of the date of this discussion and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events

PENGROWTH ENERGY TRUST - 7 -
or otherwise, except to the extent events and circumstances have occurred that are reasonably likely to cause actual results to differ materially from material forward-looking information for a period that is not yet complete or as otherwise required by law.
The forward-looking statements contained in this discussion are expressly qualified by this cautionary statement.
Critical Accounting Estimates
As discussed in Note 1 to the financial statements, the financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended.
The amounts recorded for depletion, depreciation and amortization of injectants, the provision for asset retirement obligations, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. These estimates can change significantly from period to period. As required by National Instrument 51-101 (NI 51-101) Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.
Non-GAAP Financial Measures
This discussion refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP.
Historically, we used non-GAAP measures such as funds generated from operations, funds generated from operations per trust unit, distributable cash, distributable cash per trust unit and payout ratio because we believe they facilitate the understanding of the results of our operations and financial position. In response to guidance from the Canadian Institute of Chartered Accountants (CICA) and the Canadian Securities Administrators (CSA), we are now using the GAAP measure cash flow from operating activities instead of funds generated from operations. The principal difference is that cash flow from operating activities includes changes in non-cash working capital. We have discontinued the use of the terms distributable cash and distributable cash per trust unit.
Distributions can be compared to cash flow from operating activities in order to determine the amount, if any, of distributions financed through debt, short term borrowing or the issue of trust units. The current level of capital expenditures funded through retained cash, the issue of debt, short term borrowing or the issue of trust units can also be determined when it is compared to the difference in cash flow from operating activities and distributions paid in the financing section of the Statement of Cash Flows.
Management monitors the capital structure of the corporation using non-GAAP financial metrics, primarily net debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (EBITDA). Management believes that targeting a prudent ratio of net debt to trailing EBITDA is reasonable given the size of the company, its capital management objectives, growth strategy, uncertainty of oil and gas commodity prices and additional margin required from the debt covenants. If the ratio of net debt to trailing EBITDA reaches or exceeds certain levels, management would consider steps to reduce the ratio of net debt to trailing EBITDA. Those steps could include, but are not limited to, raising equity, selling assets, reducing capital expenditures or reducing distributions. Details of this measure are included in note 12 to the consolidated financial statements.
Conversion and Currency
When converting natural gas to equivalent barrels of oil within this discussion Pengrowth uses the industry standard of six thousand cubic feet to one barrel of oil equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.

PENGROWTH ENERGY TRUST - 8 -
OVERVIEW
Pengrowth generated cash flow from operating activities for the second quarter of 2008 of $267.9 million, a 24 percent increase over the first quarter of 2008 and a seven percent increase over the second quarter of 2007. This increase in cash flow from operating activities is a result of higher realized commodity prices for oil, gas and natural gas liquids (NGLs) which more than offset the impact of lower volumes and higher royalty expenses. The higher commodity prices also contributed to a 28 percent increase in the operating netback from the first quarter of 2008 and a 46 percent increase from the second quarter of 2007.
Net loss of $118.7 million for the second quarter of 2008 increased by $62.1 million from the net loss recorded in the first quarter of 2008. Included in the net loss are unrealized losses on mark-to-market commodity risk management contracts of $352.6 million before taxes ($247.3 million after tax) compared to a $165.7 million before tax ($116.2 million after tax) unrealized loss in the first quarter of 2008. The net loss represents a $390.3 million reduction from net income recorded for the second quarter of 2007. The increase in net loss was partially offset by higher operating netbacks.
The commodity risk management activities, which are utilized to partially secure returns from significant acquisitions and provide a level of stability to the trust’s cash flow from operating activities, has limited to some extent the trust’s ability to fully realize higher commodity prices. The strengthening of the Canadian dollar has also offset some of the effects of rising commodity prices.
RESULTS OF OPERATIONS
This discussion contains the results of Pengrowth Energy Trust and its subsidiaries.
Production
Average daily production decreased slightly in the second quarter of 2008 compared to the first quarter of 2008. The two percent decrease is attributable to scheduled and unscheduled maintenance shutdowns. In comparison to the second quarter of 2007, average daily production decreased ten percent as a result of non-core property divestments completed in the second half of 2007 partially offset by ongoing development activities. Daily production for the first half of 2008 decreased approximately nine percent compared to the same period of 2007. This is primarily due to the previously mentioned divestment of non-core properties.
At this time, Pengrowth anticipates 2008 full year production of 80,000 to 82,000 boe per day. This estimate excludes volumes resulting from the pending Accrete Energy Inc. transaction discussed further in Subsequent Events, as well as the impact from any potential future acquisitions or dispositions.
Daily Production

	Three months ended			Six months ended
	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Light crude oil (bbls)	25,052	25,103	27,083	25,077	27,271
Heavy oil (bbls)	8,242	7,740	7,254	7,991	7,015
Natural gas (mcf)	234,028	241,208	280,667	237,618	278,096
Natural gas liquids (bbls)	8,596	9,666	8,519	9,131	9,215

Total boe per day	80,895	82,711	89,633	81,803	89,850

Light crude oil production volumes remained relatively stable in the second quarter of 2008 compared to the first quarter of 2008. Production volumes decreased seven percent in the second quarter of 2008 compared to the second quarter of 2007 and approximately eight percent for the first half on 2008 compared to the same period of 2007. The decreases are primarily attributable to the absence of volumes from divested properties of approximately 1,100 bbls per day and natural production decline, partly offset by successful development activity.
Heavy oil production increased six percent in the second quarter of 2008 compared to the first quarter of 2008 and 14 percent compared to the second quarter of 2007. Additional volumes came from development activity primarily at the Tangleflags property. These additional volumes were partially offset by production declines.
Natural gas production decreased three percent compared to the first quarter of 2008. Lower sales volumes at Judy Creek due to higher gas volumes used for miscible flood injections, planned maintenance shutdowns at the Olds Gas and the Fenn Big Valley Plants and a temporary production curtailment at Sable Offshore Energy Project (SOEP) were the main reasons for the decrease. Production volumes decreased 17 percent in the second quarter 2008 compared to the same period of 2007 and 15 percent for the first half of 2008 from the first half of 2007. These decreases are mainly attributable to maintenance shutdowns and the absence of approximately 21,000 mcf per day from divested properties.

PENGROWTH ENERGY TRUST - 9 -
Natural gas liquids (NGLs) production decreased approximately 11 percent in the second quarter of 2008 versus the first quarter of 2008. The decrease is attributable to lower NGL production sold at Judy Creek because additional volumes were used to meet miscible flooding requirements and maintenance shutdowns previously described. Offsetting the decrease was an additional condensate lift at SOEP. Second quarter production was stable when compared to the second quarter 2007 as well as for the first half of 2008 compared to the first half of 2007.
Pricing and Commodity Risk Management
Compared to the prior quarter, benchmark prices continued to increase; however, the company did not fully benefit due to the limiting effects of the risk management strategy and, in the case of second quarter 2008 compared to the second quarter of 2007, the stronger Canadian dollar.
As part of our risk management strategy, Pengrowth uses forward price swaps to manage its exposure to commodity price fluctuations to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions. As of June 30, 2008, Pengrowth has contracts for the remainder of 2008 and 2009 for approximately 19,000 bbls per day and 10,000 bbls per day of crude oil and 99,000 mcf per day and 63,000 mcf per day of natural gas, respectively. Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $7.1 million change in the value of the crude contracts. Similarly, each Cdn $0.50 per mcf change in future natural gas prices would result in approximately Cdn $20.6 million change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects net income through the unrealized amounts booked to the statement of income during the period. The effect on cash flows will be recognized separately only upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at June 30, 2008, future revenue would be reduced by the $604 million unrealized commodity risk management losses that have been recorded. Pengrowth has fixed the Canadian dollar exchange rate at the same time that it swaps any U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.
Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore must record these contracts on the balance sheet at their fair value and recognize changes in fair value on the statement of income as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate however, these non-cash amounts do not impact Pengrowth’s operating cash flows. Realized commodity risk management gains or losses are recorded in oil and gas sales on the statement of income.
Average Realized Prices

	Three months ended		Six months ended
(Cdn$)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Light crude oil (per bbl)	119.96	93.73	69.61	106.84	66.59
after realized commodity risk management	83.88	79.38	71.81	81.63	69.52
Heavy oil (per bbl)	100.34	62.74	43.52	82.13	42.57
Natural gas (per mcf)	10.05	7.52	7.41	8.77	7.50
after realized commodity risk management	9.40	7.72	7.61	8.55	7.76
Natural gas liquids (per bbl)	92.25	66.96	56.42	78.86	52.81

Total per boe	86.26	64.07	53.10	75.04	52.17
after realized commodity risk management	73.21	60.30	54.39	66.68	53.85

Benchmark prices
WTI oil (U.S.$ per bbl)	123.98	97.81	64.98	110.94	61.63
AECO spot gas (Cdn$ per gj)	8.86	6.76	6.99	7.81	7.03
NYMEX gas (U.S.$ per mmbtu)	10.93	8.03	7.55	9.48	7.16
Currency (U.S. $ /Cdn$)	0.99	1.00	0.90	0.99	0.88

PENGROWTH ENERGY TRUST - 10 -
Realized Commodity Risk Management Gains (Losses)

	Three months ended			Six months ended
	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Light crude oil ($ millions)	(82.2)	(32.8)	5.5	(115.0)	14.5
Light crude oil ($ per bbl)	(36.08)	(14.35)	2.20	(25.21)	2.93

Natural gas ($ millions)	(13.8)	4.4	5.1	(9.4)	12.9
Natural gas ($ per mcf)	(0.65)	0.20	0.20	(0.22)	0.26

Combined ($ millions)	(96.1)	(28.4)	10.6	(124.4)	27.4
Combined ($ per boe)	(13.06)	(3.77)	1.29	(8.36)	1.68

Commodity price contracts in place at June 30, 2008 are detailed in Note 13 to the consolidated financial statements. Additionally, the fair value of the outstanding contracts has been recorded on the balance sheet as a total net liability of $604 million at quarter end of which the majority is a current liability of $460 million. In the second quarter of 2007, the total net asset was $33 million, of which $25 million was current. An unrealized loss of $518 million resulting from the change in fair value from January 1 to June 30, 2008 has been recognized in the statement of income compared to an unrealized loss of $4 million for the same time period in 2007.
Oil and Gas Sales — Contribution Analysis
The following table includes the impact of realized commodity risk management activity.

($ millions)	Three months ended						Six months ended
	June 30,	% of	Mar 31,	% of	June 30,	% of	June 30,	% of	June 30,	% of
Sales Revenue	2008	total	2008	total	2007	total	2008	total	2007	total

Light crude oil	191.2	35	181.3	40	177.0	40	372.6	37	343.2	39
Natural gas	200.3	36	169.4	37	194.3	44	369.7	37	390.5	45
Natural gas liquids	72.2	13	58.9	13	43.8	10	131.1	13	88.1	10
Heavy oil	75.3	14	44.2	10	28.6	6	119.5	12	54.0	6
Brokered sales/sulphur	11.6	2	3.8	—	0.3	—	15.3	1	0.3	—

Total oil and gas sales	550.6		457.6		444.0		1,008.2		876.1

Oil and Gas Sales — Price and Volume Analysis
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of realized commodity risk management activity, for the second quarter of 2008 compared to the first quarter of 2008.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other	Total

Quarter ended March 31, 2008	181.3	169.4	58.9	44.2	3.8	457.6
Effect of change in product prices	59.8	54.1	19.8	28.2	—	161.9
Effect of change in sales volumes	(0.4)	(4.9)	(6.5)	2.9	—	(8.9)
Effect of change in realized commodity risk management activities	(49.5)	(18.3)	—	—	—	(67.8)
Other	—	—	—	—	7.8	7.8

Quarter ended June 30, 2008	191.2	200.3	72.2	75.3	11.6	550.6

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first half of 2008 compared to the same period of 2007.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other	Total

Period ended June 30, 2007	343.2	390.5	88.1	54.0	0.3	876.1
Effect of change in product prices	183.7	54.7	43.3	57.5	—	339.2
Effect of change in sales volumes	(24.8)	(53.2)	(0.3)	7.9	—	(70.4)
Effect of change in realized commodity risk management activities	(129.5)	(22.3)	—	—	—	(151.8)
Other	—	—	—	0.1	15.0	15.1

Period ended June 30, 2008	372.6	369.7	131.1	119.5	15.3	1,008.2

PENGROWTH ENERGY TRUST - 11 -
Processing and Other Income

	Three months ended			Six months ended
($ millions)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Processing & other income	10.8	4.5	5.0	15.3	9.7
$ per boe	1.47	0.59	0.62	1.02	0.60

Processing and other income is primarily derived from interest earned, fees charged for processing and gathering third party gas, road use and oil and water processing. Second quarter 2008 included $4.3 million of interest income related adjustments to 2007 non-core property dispositions, $1.1 million related to a prior period Enhanced Oil Recovery (EOR) settlement and $1.2 million in equity income from Monterey Exploration Ltd.
This income represents the partial recovery of operating expenses reported separately.
Royalties

	Three months ended			Six months ended
($ millions)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Royalty expense	125.6	98.2	84.0	223.8	165.6
$ per boe	17.05	13.05	10.30	15.03	10.18

Royalties as a percent of sales	22.8%	21.5%	18.9%	22.2%	18.9%
Royalties include crown, freehold and overriding royalties as well as mineral taxes. The royalty rate for the second quarter of 2008 is slightly higher than the first quarter 2008, primarily a reflection of higher average market prices used for the calculation of the royalty expense. Included in the second quarter of 2008 is a $4.8 million favourable adjustment for EOR settlement related to 2005. Additionally, sales include losses from realized commodity risk management contracts that have the effect of increasing royalty rates as a percentage of sales since royalty payments are based on revenue prior to commodity risk management activities. Royalty expense would represent 19.4 percent of sales for the second quarter of 2008 and 2007, excluding the effects of realized commodity risk management contracts.
The outlook for 2008 is that royalties will be slightly higher as a result of higher commodity prices. Royalties are expected to average approximately 23 percent of Pengrowth’s sales.
Operating Expenses

	Three months ended			Six months ended
($ millions)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Operating expenses	109.7	99.5	112.1	209.2	213.1
$ per boe	14.89	13.22	13.74	14.05	13.10

Operating expenses increased ten percent from the first quarter of 2008 or thirteen percent on a per boe basis. During the second quarter, maintenance costs increased by $4.5 million due to turnaround work at the Olds Gas Plant; and utility costs increased by $4.2 million from a 25 percent increase in Alberta power prices over the first quarter. Second quarter operating expenses are two percent lower in 2008 versus 2007. Turnaround work at Olds and the 31 percent increase in utility costs were more than offset by the absence of expenses relating to properties disposed of in 2007. Operating expenses for the first half of 2008 compared to the first half of 2007 decreased by $4.0 million. In addition to the Olds turnaround, higher utility costs, and offsetting expenses from the ConocoPhillips properties (the “CP properties”) acquisition; reduced injection expenses at Weyburn, and lower maintenance at Judy Creek, Carson Creek and Red Earth offset higher maintenance at Swan Hills and Sable.
Pengrowth expects total operating expenses for 2008 of approximately $392 million or $13.20 per boe.
Net Operating Expenses

	Three months ended			Six months ended
($ millions)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Net operating expenses	98.9	95.0	107.1	193.9	203.4
$ per boe	13.42	12.63	13.12	13.03	12.50

Included in the table above are operating expenses net of the previously reported processing and other income.

PENGROWTH ENERGY TRUST - 12 -
Transportation Costs

	Three months ended			Six months ended
($ millions)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Light oil transportation	1.1	1.2	0.8	2.3	1.2
$ per bbl	0.50	0.51	0.34	0.50	0.25
Natural gas transportation	2.1	2.1	2.3	4.2	4.5
$ per mcf	0.10	0.10	0.09	0.10	0.09

Pengrowth incurs transportation costs for its product once the product enters a feeder or main pipeline to the title transfer point. The transportation cost is dependant upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Oil transportation costs increased year-over-year due to the additional transportation incurred related to the CP properties; which Pengrowth began marketing in June 2007. Pengrowth has the option to sell some of its natural gas directly to premium markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 65 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.
Amortization of Injectants for Miscible Floods

	Three months ended			Six months ended
($ millions)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Purchased and capitalized	7.0	3.8	5.9	10.8	10.6
Amortization	5.7	7.8	8.6	13.5	18.1

The cost of injectants (primarily natural gas and ethane) purchased for injection in the miscible flood program is amortized equally over the period of expected future economic benefit. The cost of injectants purchased in 2007 and 2008 is amortized over a 24 month period. As of June 30, 2008, the balance of unamortized injectant costs was $24.6 million.
The amount of injectants purchased and capitalized in the second quarter 2008 was higher than the first quarter of 2008 due to the timing and the requirement of this ongoing program. It is expected that the program will require additional injectants in upcoming quarters and therefore higher amounts will be purchased. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses.
Operating Netbacks
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and natural gas liquids production.
Pengrowth recorded an average operating netback of $43.11 per boe in the second quarter of 2008 compared to $33.65 per boe in the first quarter of 2008 and $29.56 per boe for the second quarter of 2007. The increase in the netback in the second quarter compared to the first quarter of 2008 was a result of higher heavy oil and liquids price realizations partially offset by royalties. The increase from the second quarter of 2007 is a result of higher combined commodity prices and realized sulphur sales which are partially offset by higher royalties and operating costs.
The sales price used in the calculation of operating netbacks is after realized commodity risk management.

PENGROWTH ENERGY TRUST - 13 -

	Three months ended			Six months ended
Combined Netbacks ($ per boe)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Sales price	73.21	60.30	54.39	66.68	53.85
Other production income	1.59	0.50	0.04	1.04	0.02

	74.80	60.80	54.43	67.72	53.87
Processing and other income	1.47	0.59	0.62	1.02	0.60
Royalties	(17.05)	(13.05)	(10.30)	(15.03)	(10.18)
Operating expenses	(14.89)	(13.22)	(13.74)	(14.05)	(13.10)
Transportation costs	(0.45)	(0.44)	(0.39)	(0.44)	(0.35)
Amortization of injectants	(0.77)	(1.03)	(1.06)	(0.90)	(1.11)

Operating netback	43.11	33.65	29.56	38.32	29.73

	Three months ended			Six months ended
Light Crude Netbacks ($ per bbl)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Sales price (after commodity risk management)	83.88	79.38	71.81	81.63	69.52
Other production income	0.76	0.01	0.08	0.38	0.06

	84.64	79.39	71.89	82.01	69.58
Processing and other income	1.87	0.71	0.34	1.29	0.34
Royalties	(17.52)	(15.44)	(11.90)	(16.48)	(10.89)
Operating expenses (1)	(16.39)	(15.52)	(14.54)	(15.96)	(13.58)
Transportation costs	(0.50)	(0.51)	(0.34)	(0.50)	(0.25)
Amortization of injectants	(2.50)	(3.40)	(3.51)	(2.95)	(3.67)

Operating netback	49.60	45.23	41.94	47.41	41.53

	Three months ended			Six months ended
Heavy Oil Netbacks ($ per bbl)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Sales price	100.34	62.74	43.52	82.13	42.57
Processing and other income	0.70	0.27	0.18	0.49	0.19
Royalties	(15.07)	(9.18)	(5.33)	(12.22)	(5.29)
Operating expenses (1)	(11.60)	(12.34)	(14.45)	(11.96)	(13.75)

Operating netback	74.37	41.49	23.92	58.44	23.72

	Three months ended			Six months ended
Natural Gas Netbacks ($ per mcf)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Sales price (after commodity risk management)	9.40	7.72	7.61	8.55	7.76
Other production income	0.47	0.17	—	0.32	—

	9.87	7.89	7.61	8.87	7.76
Processing and other income	0.28	0.12	0.16	0.20	0.16
Royalties	(2.06)	(1.64)	(1.47)	(1.85)	(1.57)
Operating expenses (1)	(2.39)	(2.03)	(2.23)	(2.21)	(2.15)
Transportation costs	(0.10)	(0.10)	(0.09)	(0.10)	(0.09)

Operating netback	5.60	4.24	3.98	4.91	4.11

	Three months ended			Six months ended
NGLs Netbacks ($ per bbl)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Sales price	92.25	66.96	56.42	78.86	52.81
Royalties	(38.77)	(23.45)	(17.53)	(30.66)	(15.67)
Operating expenses (1)	(16.36)	(12.28)	(12.54)	(14.20)	(12.21)

Operating netback	37.12	31.23	26.35	34.00	24.93

(1)	Prior Period restated to conform to presentation in the current period

PENGROWTH ENERGY TRUST - 14 -
Interest

	Three months ended			Six months ended
($ millions)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Interest Expense	19.0	15.8	21.6	34.8	45.0

Interest expense increased 20 percent in the second quarter of 2008 compared to the first quarter of 2008. Renewal fees for revolving credit facilities combined with unrealized mark-to-market losses on the Sable Remediation Trust Fund contributed to the increase. Interest expense decreased 23 percent in the first half of 2008 compared to the same time period of 2007. The decrease represents a lower average debt level in the period compared to the same time period of 2007 which included debt relating to the CP properties acquisition. Approximately half of Pengrowth’s outstanding long term debt as at June 30, 2008 incurs interest that is payable in U.S. dollars and therefore the recorded amount of interest payable is subject to fluctuations in the U.S. dollar exchange rate.
General and Administrative (G&A) Expenses

	Three months ended			Six months ended
($ millions)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Cash G&A expense	11.2	12.7	14.7	23.9	29.8
$ per boe	1.52	1.69	1.81	1.61	1.83
Non-cash G&A expense	2.0	2.6	1.5	4.6	3.2
$ per boe	0.27	0.34	0.18	0.31	0.20

Total G&A	13.2	15.3	16.2	28.5	33.0
Total G&A ($ per boe)	1.79	2.03	1.99	1.91	2.03

The cash component of G&A for the second quarter of 2008 compared to the first quarter of 2008 decreased 12 percent primarily due to a favourable recovery of $0.9 million related to the 2007 dispositions. Cash G&A decreased $3.5 million in the second quarter of 2008 in comparison to the same time period of 2007 as the CP transition services fees ($1.4 million) and legal fees associated with ongoing litigation ($0.8 million) were not repeated in the current quarter. In the first half of 2008, cash G&A decreased $5.9 million compared to the first half on 2007. The decrease in the current year is due to the absence of the CP transition services fees of $3.0 million and lower legal fees of $1.6 million.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s long term incentive programs including trust unit rights and deferred entitlement units (LTIP). The increase comparing the second quarter and the first half of 2008 to the same periods in 2007 is due to the higher expense resulting from granting additional trust units under the LTIP as a result of the increased number of employees from recent acquisitions.
Total general and administrative expenses per boe are expected to remain stable in 2008 when compared to 2007. On a per boe basis, G&A is anticipated to be $2.20 per boe for full year 2008, which includes non-cash G&A and anticipated management fees of approximately $0.40 per boe.
Management Fees

	Three months ended			Six months ended
($ millions)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Management Fee	2.6	3.4	3.0	6.0	6.2
$ per boe	0.35	0.45	0.37	0.40	0.38

Commencing July 1, 2006, for the remaining three year term, the maximum fees payable to the Manager are limited to 60 percent of the fees that would have been payable under the original agreement or $12 million, whichever is lower, plus certain expenses. The current agreement expires on June 30, 2009 and does not contain a further right of renewal. A special committee of the board of directors comprised of all independent members of the board was formed for the purpose of advising the board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term.
Taxes
In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the board, funds can be withheld to fund future capital expenditures, repay debt or used for other corporate purposes. If withholdings increased sufficiently or the Corporation’s tax pool balances were reduced sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be

PENGROWTH ENERGY TRUST - 15 -
mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.
Bill C-52 Budget Implementation Act 2007
Bill C-52 modifies the taxation of certain flow-through entities including mutual fund trusts referred to as “specified investment flow-through” entities or “SIFTS” and the taxation of distributions from such entities (the “SIFT Legislation”). Bill C-52 applies a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the trust unitholders.
Pengrowth believes that it is characterized as a SIFT trust and, as a result, will be subject to Bill C-52 commencing on January 1, 2011 subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of “undue expansion“. Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006. As of June 30, 2008, Pengrowth may issue approximately $2.4 billion of additional equity without offending the normal growth guidelines and may issue an additional $960 million for each of 2009 and 2010. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.
Based on information released by the Department of Finance (Canada) (including the federal economic update on December 30, 2007), the proposed tax rate in 2011 will be 29.5 percent which is comprised of 16.5 percent federal tax and 13 percent tax rate on account of provincial tax. The federal component of the proposed tax on SIFTs is expected to be 15 percent in 2012 (28 percent total) and thereafter. In the February 28, 2008 Federal Budget it has been proposed that for tax years ending 2009 and later the provincial component of the SIFT tax will be based on the provincial corporate tax rate of each province in which the SIFT has a permanent establishment. For example, for a company operating only in Alberta, the SIFT rate would be 25 percent with a provincial rate of ten percent in 2012. The payment of this tax will reduce the amount of cash available for distribution to unitholders.
On July 14, 2008, Finance released for comment proposed amendments to the Income Tax Act (Canada) to facilitate the conversion of existing income trusts and other public flow through entities into corporations on a tax deferred basis. The conversion rules would provide an existing income trust with tax efficient structuring options to convert to a corporate form. The conversion rules would be available to Pengrowth if Pengrowth determines to convert to a corporation. The transition provisions are only available to trusts that convert prior to 2013. Accordingly, Pengrowth has 4 1/2 more years before a final course of action would have to be adopted and Pengrowth can continue to have the benefit of its tax structure through December 31,2010. Commencing in 2011, Pengrowth would be subject to the SIFT tax and would utilize existing tax pools to mitigate a portion of the SIFT tax, should it remain a trust for any period.
Pursuant to the SIFT Legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. Pengrowth currently has available tax pool balances of approximately $3.0 billion, which will be considered in identifying the alternatives and timing of our response to the enactment of the SIFT Legislation.
Future Income Taxes
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the second quarter of 2008, Pengrowth recorded a future tax reduction of $110.7 million to reflect temporary differences primarily relating to the mark-to-market losses recorded.
Depletion, Depreciation and Accretion

	Three months ended			Six months ended
($ millions)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Depletion and depreciation	148.4	151.8	163.1	300.2	325.6
$ per boe	20.16	20.17	20.00	20.16	20.02
Accretion	6.9	6.8	6.5	13.7	13.0
$ per boe	0.94	0.90	0.79	0.92	0.80

Depletion and depreciation of property, plant and equipment is calculated on the unit of production method based on total proved reserves. The lower depletion amounts for the second quarter 2008 and the first half of 2008 is directly attributable to the lower production volumes relative to the comparable periods.

PENGROWTH ENERGY TRUST - 16 -
Pengrowth’s Asset Retirement Obligations (ARO) liability changes from net acquisitions and by the amount of accretion, which is a charge to net income over the lifetime of the producing oil and gas assets.
Asset Retirement Obligations
The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location. Pengrowth has estimated the net present value of its total ARO to be $354 million as at June 30, 2008 (December 31, 2007 — $352 million), based on a total escalated future liability of $2,008 million (December 31, 2007 – $2,015 million). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2035 and 2054. A credit adjusted risk free rate of eight percent and an inflation rate of two percent per annum were used to calculate the net present value of the ARO.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an ongoing program to abandon wells and reclaim well and facility sites. Through June 30, 2008, Pengrowth spent $10.4 million on abandonment and reclamation (June 30, 2007 - $4.5 million). Pengrowth expects to spend approximately $18 million in 2008 on remediation and abandonment, excluding contributions to remediation trust funds.
Capital Expenditures
During the first half of 2008, Pengrowth spent $176.6 million on development and optimization activities. The largest expenditures were at Harmattan and Olds ($13.2 million), Heavy Oil Properties ($13.6 million), Carson Creek ($12.2 million), Fenn Big Valley ($11.4 million), Red Earth ($11.4 million), Northeast B.C. ($11.2), Judy Creek ($7.8 million), and Deer Mountain ($7.3 million). In addition to development activities, $6.6 million was spent on the Lindbergh project and $10.3 million was spent on office premises.

	Three months ended			Six months ended
($ millions)	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Seismic acquisitions (1)(2)	1.3	3.8	2.2	5.1	5.5
Drilling, completions and facilities (1)	57.4	72.3	33.1	129.7	112.7
Maintenance capital (1)	10.6	7.7	6.2	18.3	14.0
Land purchases	5.4	1.1	2.9	6.5	9.1

Development capital	74.7	84.9	44.4	159.6	141.3
Lindbergh Project	3.4	3.2	—	6.6	—
Other capital	5.0	5.4	5.1	10.4	7.0

Total capital expenditures	83.1	93.5	49.5	176.6	148.3

Business acquisitions	0.3	(0.1)	0.6	0.2	923.3
Property acquisitions	16.9	0.7	—	17.6	—
Proceeds on property dispositions	4.7	(1.7)	(197.3)	3.0	(272.0)

Net capital expenditures and acquisitions	105.0	92.4	(147.2)	197.4	799.6

(1)	Prior year restated to conform to presentation adopted in current year.

(2)	Seismic acquisitions are net of seismic sales revenue.
Pengrowth currently anticipates the 2008 development capital program to be $367.0 million, an increase from the full year spending of $283.1 million in 2007. In addition, Pengrowth plans to spend $20.0 million to continue its evaluation of its oil sands asset at Lindbergh. Other capital expenditures in 2008 are expected to be $12.0 million in office premises which is a decrease from the 2007 spending of $26.6 million.
Acquisitions and Dispositions
During the second quarter of 2008, Pengrowth completed property acquisitions of approximately $16.9 million which included exercising a right of first refusal in Three Hills and purchasing additional working interest at Swan Hills. Proceeds from property dispositions at June 30, 2008 are negative due to adjustments related to the 2007 disposition program.
In the first half of 2007, Pengrowth closed the acquisition of the shares of four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips, holding Canadian oil and natural gas producing properties and undeveloped lands for a purchase price of $1.0375 billion, prior to adjustments.

PENGROWTH ENERGY TRUST - 17 -
Working Capital
The working capital deficiency increased by $271 million from $190 million at December 31, 2007 to $460 million at June 30, 2008. Most of the increase in the working capital deficiency is attributable to an increase in risk management liability contracts, where there is a net non-cash current liability at June 30, 2008 of $461 million compared to $63 million at December 31, 2007. Liabilities on commodity risk management activities are estimated and recognized in the current period, but will only be settled during future period sales, at amounts which may be different than the amount estimated depending on future realized commodity prices. In contrast, the working capital deficiency increased by approximately $9 million comparing the second quarter of 2008 to the second quarter of 2007.
Pengrowth frequently operates with a working capital deficiency, as distributions relating to two production months are payable to unitholders at the end of any month, but cash flow from one month of production is still receivable. For example, at the end of June, distributions related to May and June production months being payable on July 15 and August 15, respectively. May’s production revenue, received on June 25, is temporarily applied against Pengrowth’s term credit facility until the distribution payment on July 15.
Financial Resources and Liquidity
Pengrowth’s capital structure is as follows:

($ thousands)	June 30,	Dec 31,	June 30,
As at:	2008	2007	2007

Term credit facilities	$534,000	$513,998	$720,000
Senior unsecured notes	709,674	689,238	318,328
Working capital deficit excluding bank indebtedness (cash and term deposits)	453,684	191,620	124,386
Bank indebtedness (cash and term deposits)	6,507	(2,017)	327,193

Net debt excluding convertible debentures	$1,703,865	$1,392,839	$1,489,907

Convertible debentures	74,973	75,030	75,079

Net debt including convertible debentures	$1,778,838	$1,467,869	$1,564,986

	June 30,	Dec 31,	June 30,
Trailing twelve months ended	2008	2007	2007

Net income (loss)	$(17,406)	$359,652	$287,677
Add:
Interest expense	74,069	84,292	64,833
Future tax reduction	(321,908)	(264,612)	(133,863)
Depletion, depreciation, amortization and accretion	640,104	664,806	560,652
Other non-cash expenses	649,550	90,497	6,723

EBITDA	$1,024,409	$934,635	$786,022

Net debt excluding convertible debentures to EBITDA	1.7	1.5	1.9
Net debt including convertible debentures to EBITDA	1.7	1.6	2.0

The $311 million increase in net debt, excluding convertible debentures from December 31, 2007, is primarily attributable to an increased working capital deficit due to higher non-cash mark-to-market commodity risk management contract losses and Pengrowth’s capital expenditures, offset by the net proceeds of property dispositions. This increase in net debt excluding convertible debentures resulted in the net debt excluding convertible debentures to trailing EBITDA multiple to be slightly higher than it was at December 31, 2007. The increase in net debt excluding convertible debentures of $214 million from the first half of 2007 to first half of 2008 was primarily due to unrealized mark-to-market losses offset by the repayment of debt from the proceeds of the 2007 disposition program. Net debt excluding convertible debentures to EBITDA for the trailing twelve months ended June 30, 2008 decreased compared to the same period in 2007 due to the inclusion of a full year of income from the CP properties.
Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity and property dispositions. The credit facilities and other sources of cash are expected to be sufficient to meet Pengrowth’s near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices could impact our access to bank credit facilities and our ability to fund operations, maintain distributions and pursue profitable growth opportunities.
Pengrowth has implemented an Equity Distribution Program which will permit Pengrowth to distribute up to 25,000,000 trust units from time to time until January of 2010 through the New York Stock Exchange (NYSE) or the Toronto Stock Exchange (TSX). No trust units were issued under the Equity Distribution Program during the quarter ended June 30, 2008.

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At June 30, 2008, Pengrowth maintained a committed $1.2 billion term credit facility and a $50 million operating line of credit. The credit facilities were reduced by drawings of $535 million and by outstanding letters of credit of approximately $11 million.
Pengrowth remains well positioned to fund its 2008 development program and to take advantage of acquisition opportunities as they arise. At June 30, 2008, Pengrowth had approximately $699 million available to draw from its credit facilities.
Unitholders are eligible to participate in the Distribution Reinvestment Plan (DRIP). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date. For the six month period ended June 30, 2008, 1.7 million trust units were issued for cash proceeds of $30 million under the DRIP compared to 1.3 million trust units for cash proceeds of $24 million at June 30, 2007.
Pengrowth does not have any off balance sheet financing arrangements.
Pengrowth’s U.S. $600 million senior unsecured notes, U.K. Pound Sterling denominated £50 million senior unsecured notes and the credit facilities have certain financial covenants, which may restrict the total amount of Pengrowth’s borrowings. The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are different between the credit facilities and the senior unsecured notes and some of the covenants are summarized below:
1.	Total senior debt should not be greater than three times Earnings Before Interest, Taxes, Depreciation, Amortization and other non-cash items (EBITDA) for the last four fiscal quarters

2.	Total debt should not be greater than 3.5 times EBITDA for the last four fiscal quarters

3.	Total senior debt should be less than 50 percent of total book capitalization

4.	EBITDA should not be less than four times interest expense
In the event that Pengrowth enters into a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may also make certain pro forma adjustments in calculating the financial covenant ratios.
The actual loan documents are filed on SEDAR as “Other” or “Material document”. As at June 30, 2008, Pengrowth was in compliance with all its financial covenants. Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans to also be in default. In the event that Pengrowth was not in compliance with any one of the financial covenants in its credit facility or senior unsecured notes, Pengrowth would be in default of one or more of its loans and would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
As a result of the October 2, 2006 business combination with Esprit Trust, Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “debentures”). The debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. As at June 30, 2008, the principal amount of debentures outstanding was $74.7 million.

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Cash Flows and Distributions
The following table provides cash flows from operating activities, net income and distributions declared with the excess (shortfall) over distributions and the ratio of distributions declared over cash flows from operating activities:

($ thousands, except per trust unit amounts)	Three months ended			Six months ended
	June 30, 2008	Mar 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Cash flows from operating activities	267,874	216,238	249,960	484,112	386,389

Net income/(loss)	(118,650)	(56,583)	271,659	(175,233)	201,825

Distributions declared	168,159	167,234	184,327	335,393	367,861
Distributions declared per trust unit	0.675	0.675	0.75	1.350	1.50

Excess of cash flows from operating activities over distributions declared	99,715	49,004	65,633	148,719	18,528
Per trust unit	0.40	0.20	0.27	0.60	0.08

Excess of net income/(Shortfall of net loss) over distributions declared	(286,809)	(223,817)	87,332	(510,626)	(166,036)
Per trust unit	(1.15)	(0.91)	0.35	(2.06)	(0.68)

Ratio of distributions declared over cash flows from operating activities	63%	77%	74%	69%	95%
Distributions typically exceed net income as a result of non-cash expenses such as unrealized losses on commodity risk management contracts; depletion, depreciation, and amortization; future income tax expense; trust unit based compensation; and accretion. These non-cash expenses result in a reduction to net income, with no impact to cash flow from operating activities. Pengrowth’s goal is to optimize cash distributions on a per trust unit basis to our unitholders over time while enhancing the value of our trust units. Accordingly, we expect that distributions will exceed net income in most periods. In most periods, we would not expect distributions to exceed cash flows from operating activities. In the event distributions exceed cash flows from operating activities, the shortfall would be funded by available bank facilities. The most likely circumstance for this to occur would be where there is a significant negative impact to working capital during the reporting period. Notwithstanding the fact that cash flow from operating activities normally exceeds distributions, the difference is not sufficient to fund the capital spending required to fully replace production. That difference is funded by equity or a combination of equity and debt. Accordingly, we believe our distributions include a return of capital.
As a result of the depleting nature of Pengrowth’s oil and gas assets, some level of capital expenditures is required to offset production declines while other capital is required to optimize facilities. Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flows from operating activities. However, Pengrowth does deduct costs associated with environmental activities when calculating cash flows from operating activities.
Forecasted development capital spending in 2008 of $367 million will not be sufficient to replace the oil and gas reserves Pengrowth expects to produce during the year which could impact future distributions. Pengrowth has historically paid distributions at a level that includes a portion which is a return of capital to its investors. From time to time Pengrowth may issue additional trust units to fund capital programs and acquisitions. Investors can elect to participate in the distribution re-investment program.
Cash flows from operating activities are derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flows. Details of commodity contracts are contained in Note 13 to the financial statements.
The board of directors and management regularly review the level of distributions. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of distributions and distributions can and may fluctuate in the future. In the current production and price environment, the possibility of suspending distributions in the near future is unlikely, but the absolute level may vary. Pengrowth has no restrictions on the payment of its distributions other than maintaining its financial covenants in its borrowings.

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Cash distributions are generally paid to unitholders on or about the 15th day of the second month following the month of production. Pengrowth paid $0.675 per trust unit as cash distributions during the second quarter of 2008.
Taxability of Distributions
At this time, Pengrowth anticipates that 100 percent of 2008 distributions are taxable to Canadian residents.
Distributions paid to U.S. residents are treated as partnership distributions for U.S. federal tax purposes and are currently subject to a 15 percent Canadian withholding tax to the extent that such amounts represent a distribution of Pengrowth’s income. Pursuant to the provisions of the Income Tax Act (Canada), distributions to U.S. unitholders of amounts in excess of Pengrowth’s income (i.e. returns of capital) are also subject to a 15 percent Canadian withholding tax. On September 21, 2007, Canada and the United States signed the fifth protocol of the Canada-United States Tax Convention (the “Protocol”) which proposes to increase the amount of Canadian withholding tax from 15 percent to 25 percent on distributions of income. The proposed increase in the Canadian withholding tax rate on distributions of income under the Protocol does not affect returns of capital which would still be subject to a 15 percent Canadian withholding tax. The increase will become effective no earlier than January 1, 2010. Residents of the U.S. should consult their individual tax advisors on the impact of any additional Canadian withholding tax and changes to the tax laws. As of December 14, 2007, Canada completed the steps required to give effect to the Protocol, however the U.S. has not yet ratified the Protocol. The Protocol will come into effect once it has been ratified by the United Sates and the two countries have formally notified each other that their procedures are complete. The Canadian withholding tax rate on distributions paid to unitholders in other countries varies based on individual tax treaties. For additional tax information relating to non-residents, please refer to our website www.pengrowth.com.

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Summary of Quarterly Results
The following table is a summary of quarterly results for 2008, 2007 and 2006.
Summary of Quarterly Results

2008	Q1	Q2
Oil and gas sales ($000’s)	457,606	550,623
Net income/(loss) ($000’s)	(56,583)	(118,650)
Net income/(loss) per trust unit ($)	(0.23)	(0.48)
Net income/(loss) per trust unit - diluted ($)	(0.23)	(0.48)
Cash flow from operating activities ($000’s)	216,238	267,874
Distributions declared ($000’s)	167,234	168,159
Distributions declared per trust unit ($)	0.675	0.675
Daily production (boe)	82,711	80,895
Total production (mboe)	7,527	7,361
Average realized price ($ per boe)	60.30	73.21
Operating netback ($ per boe)	33.65	43.11

2007	Q1	Q2	Q3	Q4
Oil and gas sales ($000’s)	432,108	443,977	420,704	425,249
Net income/(loss) ($000’s)	(69,834)	271,659	161,492	(3,665)
Net income/(loss) per trust unit ($)	(0.29)	1.11	0.66	(0.01)
Net income/(loss) per trust unit - diluted ($)	(0.29)	1.10	0.66	(0.01)
Cash flow from operating activities ($000’s)	136,429	249,960	217,630	196,325
Distributions declared ($000’s)	183,534	184,327	172,109	166,631
Distributions declared per trust unit ($)	0.75	0.75	0.70	0.675
Daily production (boe)	90,068	89,633	85,654	84,331
Total production (mboe)	8,106	8,157	7,880	7,758
Average realized price ($ per boe)	53.30	54.39	53.34	54.58
Operating netback ($ per boe)	29.87	29.56	32.66	29.56

2006	Q1	Q2	Q3	Q4
Oil and gas sales ($000’s)	291,896	283,532	287,757	350,908
Net income ($000’s)	66,335	110,116	82,542	3,310
Net income per trust unit ($)	0.41	0.69	0.51	0.01
Net income per trust unit - diluted ($)	0.41	0.68	0.51	0.01
Cash flow from operating activities ($000’s)	156,360	126,800	179,971	91,237
Distributions declared ($000’s)	120,302	120,597	132,513	185,651
Distributions declared per trust unit ($)	0.75	0.75	0.75	0.75
Daily production (boe)	58,845	56,325	58,344	77,614
Total production (mboe)	5,296	5,126	5,368	7,141
Average realized price ($ per boe)	55.04	54.91	53.67	49.24
Operating netback ($ per boe)	31.44	33.94	30.82	24.17
Production changes over these quarters as a result of the acquisitions completed by Pengrowth in the third and fourth quarters of 2006 and first quarter of 2007, offset by the property dispositions and operational issues experienced in the second half of 2007 and into the second quarter of 2008. Changes in commodity prices have positively affected oil and gas sales, which have been partially muted by risk management activity designed to lock-in returns from significant acquisitions. Net income in 2006, 2007 and 2008 has been impacted by non-cash charges, in particular depletion, depreciation and accretion, unrealized mark-to-market gains and losses, and future taxes. Cash flow has not been impacted by the non-cash charges, however, reflects the impact of higher operating and general and administrative costs.

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Business Risks
The amount of distributions available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:
• The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political stability.
• The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.
• Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.
• Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation including implementation of the SIFT Legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.
• Pengrowth could loose its grandfathered status under the SIFT Legislation and become subject to old SIFT tax prior to January 1, 2011 if it exceeds the normal growth guidelines.
• Changes to the royalty regime in Alberta were announced on October 25, 2007. The full details required to accurately assess the impact are not known at this time but will reduce future cash flows and reserve valuations.
• Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.
• Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.
• Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on Pengrowth’s success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets. Additional uncertainty with new legislation may limit access to capital or increase the cost of raising capital.
• Increased competition for properties will drive the cost of acquisitions up and expected returns from the properties down.
• Timing of Oil and Gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.
• A significant portion of our properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.
• Increased activity within the oil and gas sector has increased the cost of goods and services and makes it more difficult to hire and retain professional staff.
• Changing interest rates influence borrowing costs and the availability of capital.
• Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans to also be in default.
• Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.

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• Inflation may result in escalating costs, which could impact unitholder distributions and the value of Pengrowth trust units.
• Continued uncertainty in the credit markets may restrict the availability or increase the cost of borrowing required for future development and acquisitions.
• Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs.
• The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units. As 2011 approaches, the expectation of taxability of distributions may negatively impact the value of trust units.
These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com.
Subsequent Event
On July 23, 2008, Pengrowth and Accrete Energy Inc. (Accrete) announced that they have entered into an agreement pursuant to which Pengrowth will acquire all of Accrete’s interest in the Harmattan area through the acquisition of all of the common shares of Accrete. The balance of Accrete’s properties will be acquired by a new exploration company (“Exploreco”). Pursuant to a Plan of Arrangement, Accrete shareholders will receive approximately 5 million Pengrowth trust units based on the ratio of 0.273 of a trust unit of Pengrowth for each Accrete common share they currently hold. As of the date of announcement total consideration was valued at $120 million, comprised of $95 million of Pengrowth trust units and $25 million of assumed liabilities. The acquisition will add 8.4 million boe of reserves and 1,900 boe of daily production. The transaction is subject to regulatory and Accrete shareholder approval and is anticipated to close in the third quarter of 2008.
Outlook
At this time, Pengrowth continues to forecast an average 2008 production rate of 80,000 to 82,000 boe per day from our existing properties. These estimates exclude the impact from the pending Accrete transaction and any other potential future acquisitions or divestitures.
Pengrowth’s total operating expenses for 2008 are expected to be consistent with 2007 and are anticipated to be approximately $392 million; however per unit operating costs are estimated to increase to $13.20 per boe.
The outlook for 2008 royalty expense is expected to be approximately 23 percent of Pengrowth’s sales.
General and administrative (G&A) expenses per boe are expected to remain stable in 2008 when compared to 2007. On a per boe basis, G&A is anticipated to be $2.20 per boe for full year 2008, which includes non-cash G&A and anticipated management fees of approximately $0.40 per boe.
Pengrowth currently anticipates capital expenditures for maintenance and development opportunities at existing properties of approximately $367 million for 2008. Two thirds of the 2008 program is expected to be spent on drilling and completions and the remainder of the budget is expected to be spent on facility maintenance and land and seismic purchases. In addition to the 2008 development capital program, Pengrowth expects to invest $20 million to continue its evaluation of its oil sands asset at Lindbergh and $12 million for office premises.
Pengrowth expects to spend approximately $18 million for 2008, excluding contributions to remediation trust funds, on remediation and abandonment.
Recent Accounting Pronouncements
Effective January 1, 2008, Pengrowth adopted new Canadian accounting standards related to capital disclosures. The new standards require disclosure about Pengrowth’s objectives, policies and processes for managing capital. Refer to note 12 in the notes to the consolidated financial statements.
Effective January 1, 2008, Pengrowth adopted several new and revised Canadian accounting standards related to financial instruments disclosure and presentation. The new standards require additional disclosures regarding the nature and extent of the risks associated with financial instruments and how those risks are managed. The presentation standards for financial instruments under the new handbook section did not change significantly from the previous standards. Refer to note 13 in the notes to the consolidated financial statements.

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Canadian Generally Accepted Accounting Principles for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011. Companies will be required to provide one year of comparative data as well as the 2011 results.
Pengrowth’s plan consists of four phases: diagnostic; design and planning; solution development; and implementation. Pengrowth is currently in the diagnostic phase of its IFRS convergence project which includes the assessment of differences between Canadian GAAP and IFRS; determination of options available under IFRS; and identification of potential information system and process changes required. Pengrowth will continue to investigate the impact of IFRS convergence in 2008 and intends to provide disclosure of its convergence plan and anticipated effects of IFRS on its financial statements, on a qualitative basis, in the 2008 year end MD&A.
At this time, the impact on Pengrowth’s future financial position and results from operations is not reasonably determinable or estimable. Further, Pengrowth anticipates a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of this disclosure required and any necessary systems changes to gather and process the information.
Disclosure Controls and Procedures
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 -Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.
The CEO, James S. Kinnear, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the period ending June 30, 2008. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as at June 30, 2008, to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
During the period ended June 30, 2008, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

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CONFERENCE CALL AND CONTACT INFORMATION
Pengrowth will hold a conference call beginning at 9:00 A.M. Mountain Time on Wednesday, August 6, 2008 during which management will review Pengrowth’s 2008 second quarter financial and operating results and respond to inquiries from the investment community. To participate callers may dial (800) 732-9307 or Toronto local (416) 644-3417. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 to 15 minutes prior to commencement of the call to register. A live audio webcast will be accessible through the Presentations and Webcasts section of Pengrowth’s website at www.pengrowth.com. The webcast will be archived on the Pengrowth website. A telephone replay will be available through to Wednesday, August 13, 2008 by dialing (877) 289-8525 or Toronto local (416) 640-1917 and entering passcode number 21276743#. For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051

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Operations Review
REVIEW OF DEVELOPMENT ACTIVITIES
(All volumes stated below are net to Pengrowth unless otherwise stated)
In the second quarter of 2008, Pengrowth’s daily production averaged 80,895 barrels of oil equivalent (boe) per day. The decrease in production quarter over quarter resulted from scheduled maintenance shutdowns at numerous operated and non-operated facilities such as Olds, Harmattan, Fenn Big Valley, Jenner, Sable Offshore Energy Project, Dunvegan and the Spectra gathering and processing system servicing our Northeast BC (NEBC) properties. In addition an unplanned shutdown at Quirk Creek had production from that field shut in for most of the month of May. Higher volumes of injectants for the miscible flood program at Judy Creek compared to the previous quarter also contributed to the lower production volumes. Pengrowth still anticipates meeting its full-year guidance of 80,000 to 82,000 boe per day.
Development capital expenditures totaled $74.7 million, with approximately 77 percent spent on drilling, completions and facilities. Included in the development capital expenditures are land acquisition costs of $5.4 million and $1.3 million in seismic costs. Pengrowth participated in drilling 37 gross wells (23.8 net wells) with a success rate of 96 percent. In addition to the development capital, $3.4 million was spent at Lindbergh, our oil sands project, and $5.0 million spent on building improvements and information technology.
During the quarter, Pengrowth added to its undeveloped land position through the acquisition of 23,693 net acres at Crown land sales in Alberta and British Columbia. Pengrowth’s undeveloped land base now totals approximately 916,682 net acres providing the trust with a large potential drilling inventory for future development.
Pengrowth assesses our asset portfolio by aggregating production from producing properties into the following categories: light oil; heavy oil; conventional gas; shallow gas and coalbed methane; offshore gas; and oil sands.
Light Oil:
Pengrowth’s asset base includes interests in six of the nine largest original-oil-in-place reservoirs in the Western Canadian Sedimentary Basin. These properties produce light, sweet oil and are candidates for enhanced oil recovery (EOR) techniques. Major light oil properties in our portfolio include Judy Creek, Weyburn, Swan Hills, Carson Creek and Fenn Big Valley.
Production from the light oil producing properties decreased somewhat in the second quarter of 2008 compared to the first. Production in the quarter was 30,645 boe per day including associated natural gas. The slight decrease quarter over quarter is attributable to scheduled maintenance shutdowns as well as natural production declines offset by development activities.
During the second quarter of 2008, capital development spending in our light oil properties totaled approximately $26.8 million with 83 percent spent on development including drilling related activities and the remainder on maintenance and seismic. Pengrowth participated in drilling 12 wells (3.0 net) during the second quarter with a 100 percent success rate. Capital spent in the second quarter also included waterflood enhancements at Goose River, completion of tie-ins for wells that were drilled in the first quarter, well intervention work and well-reactivations. The majority of the well intervention work and reactivations occurred at Judy Creek and Carson Creek.
At Weyburn, Pengrowth participated in the successful drilling of 10 wells (1.0 net) including a water disposal well and a CO2 well. The Weyburn infill drilling program continues to provide positive results for Pengrowth, adding 227 boe per day, net to Pengrowth.
At Twining, two 100 percent Pengrowth owned wells were successfully drilled and cased during the quarter. In addition two oil wells were brought on stream adding approximately 45 boe per day of production to Pengrowth.
At Judy Creek, the ongoing CO2 pilot project continues to produce oil and other hydrocarbons in response to the CO2 injection. Results have thus far been encouraging. Current plans are to continue with the pilot project through to early 2009.

PENGROWTH ENERGY TRUST - 27 -
Heavy Oil:
Our heavy oil properties consist mainly of operated primary and secondary recovery fields in Southeastern Alberta and Southwestern Saskatchewan plus a non-operated EOR steam assisted gravity drainage (SAGD) operation at Tangleflags. Major operated properties include Jenner, Bodo, Cactus Lake and Cosine.
Total production from the heavy oil producing properties in the second quarter of 2008 averaged 10,403 boe per day including associated natural gas which represents a slight increase when compared to the first quarter of 2008. The increase resulted from development activity, primarily at the Tangleflags property, where we saw response to both additional steam injection plus workovers on the three largest producers.
During the quarter, approximately $9.7 million was spent on capital development activities with approximately $8.1 million spent on drilling and completion related activities and the remainder spent on maintenance and seismic. Pengrowth drilled and cased three 100 percent interest horizontal oil wells at Cosine with a 100 percent success rate. These were follow-up wells to the 130 boe per day well drilled and put online in the first quarter of 2008. Existing infrastructure is in place and these wells will be tested and brought on production in the third quarter.
At East Bodo, Pengrowth commenced with an expansion of our polymer injection pilot program by starting injection into two horizontal injectors. The initial results look promising with oil rates in the surrounding producing wells increasing from 70 boe per day to 300 boe per day.
Other activities included four wells (3.6 net) drilled at Jenner, two horizontal and two vertical. One well was brought online during the quarter, adding 85 boe per day.
Conventional Gas:
Conventional gas provides a stable source of base production for the Trust. Major properties include Olds, Harmattan, Dunvegan, Quirk Creek and Kaybob. Production during the quarter from the conventional gas properties averaged 18,769 boe per day including associated liquids and was down ten percent when compared with the previous quarter due mainly to the scheduled maintenance shutdown at the Olds, Dunvegan and Harmattan gas plants. Unplanned production curtailment at the non-operated Quirk Creek plant also negatively impacted production volumes during the quarter. A major shutdown of the Quirk Creek plant is schedule for the third quarter to complete needed repairs and maintenance.
Capital spending for the second quarter totaled approximately $17.9 million with approximately 81 percent spent on development including drilling related activities and the balance on maintenance and seismic. Five (4.5 net) operated gas wells were drilled and cased in the quarter. One well was unsuccessful and the remaining four wells were put on production, adding approximately 880 Mcf per day of net production.
At Olds, Pengrowth successfully completed a major turnaround at the gas plant and field, which is routinely conducted every three years. The focus of the work conducted was on asset integrity, reliability and operational enhancements.
Other key activities in the quarter included one Elkton well (100 percent Pengrowth interest), drilled in the fourth quarter of 2007 being brought on production at a rate of 1.75 MMcf per day. Three re-completions targeting Upper Mannville and Pekisko/Shunda formations were completed in the Harmattan area. The results are currently being evaluated and the wells expected to be tied in during the third quarter.
Shallow Gas and Coalbed Methane (CBM):
Shallow gas has been a significant part of Pengrowth’s portfolio for some time and CBM production is a recent important addition to this focus area. Shallow gas is an attractive resource as it is generally low-risk with relatively low capital requirements. CBM has similar risk and capital characteristics to conventional shallow gas and provides Pengrowth with a new, unconventional source of gas as conventional production in the Western Canadian Sedimentary Basin declines. Principle shallow gas and CBM properties include Three Hills/Twining, Monogram, Tilley, Jenner and Lethbridge.
Total production from the shallow gas and CBM properties in the second quarter of 2008 was 13,187 boe per day including associated liquids, and was relatively stable compared to production in the first quarter. Natural production declines were offset by development activity at Monogram and Tilley resulting in production volumes that were consistent or slightly ahead of first quarter production volumes.
During the quarter, $13.4 million was spent on capital development activities with approximately 92 percent spent on development including drilling related activities and the remainder targeted towards maintenance and seismic. 15 wells (13.7 net) wells were drilled with a success rate of 93 percent.

PENGROWTH ENERGY TRUST - 28 -
Nine (8.21 net) Horseshoe Canyon CBM wells were drilled and cased in the quarter. Tie-in of all of these wells is expected to be completed in the third quarter.
Operated CBM activity added approximately 400 Mcf per day of production from four wells being brought online in the Ghost pine area. In addition, five non-operated CBM wells (50 percent Pengrowth working interest) were brought on production at the end of the quarter with initial gross rates of 160 Mcf per day per well.
Sable Offshore Energy Project:
The Sable Offshore Energy Project (SOEP) encompasses the fields of North Triumph, Venture, Thebaud, South Venture and Alma located off the east coast of Nova Scotia. SOEP provides geographic diversification within our property portfolio and provides the trust with direct exposure to the premium northeastern U.S. gas markets.
Production in the second quarter of 2008 averaged 451mmcf per day (gross) of natural gas and 12,769 bbl per day NGL (gross). Pengrowth’s share of the production averaged 7,891 boe per day for the quarter. SOEP experienced very little downtime except for a scheduled maintenance shutdown, which was successfully completed during the quarter.
Capital spending during the quarter was approximately $0.2 million and was targeted towards maintenance.
Oil sands:
At Pengrowth’s Lindbergh oil sands property, preparation for a pilot project is currently underway. During the second quarter, Pengrowth continued with the pilot facility equipment evaluation and facility engineering work. The SAGD well pair coordinates were selected and initial design work completed. Other activities included conducting public consultations with environmental, regulatory and First Nations stakeholders regarding the proposed pilot project.
On April 15, 2008, Pengrowth filed an application with the Energy Resources Conservation Board (ERCB) and Alberta Environment for a pilot scale SAGD project. Pengrowth is proposing to drill eight well pairs (16 wells in total) from an existing well pad, along with plans to modify existing processing facilities and install new gathering and steam injection pipelines. The pilot project is to be conducted at an existing facility to minimize environmental and surface impact and production associated with this proposed pilot project is expected to be up to 2,500 boe per day. Operation of the pilot would begin at the end of 2009, pending the regulatory review process. Currently, Pengrowth is awaiting approval of the applications.

PENGROWTH ENERGY TRUST - 29 -
Consolidated Balance Sheets
(Stated in thousands of dollars)
(unaudited)

	As at	As at
	June 30	December 31
	2008	2007

ASSETS
CURRENT ASSETS
Cash and term deposits	$—	$2,017
Accounts receivable	266,150	206,583
Due from Pengrowth Management Limited	—	731
Fair value of risk management contracts	—	8,034
Future income taxes (Note 5)	137,817	18,751

	403,967	236,116

FAIR VALUE OF RISK MANAGEMENT CONTRACTS	—	6,024

OTHER ASSETS (Note 2)	30,513	24,831

PROPERTY, PLANT AND EQUIPMENT	4,199,258	4,306,682

GOODWILL	660,774	660,598

	$5,294,512	$5,234,251

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$6,507	$—
Accounts payable and accrued liabilities	279,242	239,091
Distributions payable to unitholders	112,116	111,119
Due to Pengrowth Management Limited	1,485	—
Fair value of risk management contracts (Note 13)	461,235	70,846
Contract liabilities	3,573	4,663

	864,158	425,719

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 13)	151,964	22,613

CONTRACT LIABILITIES	10,920	12,162

CONVERTIBLE DEBENTURES	74,973	75,030

LONG TERM DEBT (Note 3)	1,243,674	1,203,236

ASSET RETIREMENT OBLIGATIONS (Note 4)	353,800	352,171

FUTURE INCOME TAXES (Note 5)	310,928	387,100

TRUST UNITHOLDERS’ EQUITY (Note 6)
Trust Unitholders’ capital	4,469,708	4,432,737
Equity portion of convertible debentures	160	160
Contributed surplus	11,209	9,679
Deficit (Note 8)	(2,196,982)	(1,686,356)

	2,284,095	2,756,220

SUBSEQUENT EVENT (Note 14)
	$5,294,512	$5,234,251

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST - 30 -
Consolidated Statements of (Loss) Income and Deficit
(Stated in thousands of dollars)
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

REVENUES
Oil and gas sales	$550,623	$443,977	$1,008,229	$876,085
Unrealized (loss) gain on commodity risk management (Note 13)	(352,628)	79,682	(518,355)	(4,272)
Processing and other income	10,800	5,025	15,260	9,750
Royalties, net of incentives	(125,525)	(84,002)	(223,774)	(165,562)

NET REVENUE	83,270	444,682	281,360	716,001

EXPENSES
Operating	109,645	112,062	209,166	213,092
Transportation	3,243	3,168	6,531	5,755
Amortization of injectants for miscible floods	5,704	8,645	13,469	18,126
Interest on bank indebtedness	—	5,028	—	12,422
Interest on long term debt	18,988	16,538	34,790	32,591
General and administrative	13,195	16,208	28,498	33,047
Management fee	2,600	3,008	6,000	6,189
Foreign exchange (gain) loss (Note 9)	(1,080)	(15,378)	34,744	(10,778)
Depletion, depreciation and amortization	148,375	163,107	300,157	325,610
Accretion (Note 4)	6,934	6,455	13,741	12,990
Other expenses	5,048	1,889	4,735	3,074

	312,652	320,730	651,831	652,118

(LOSS) INCOME BEFORE TAXES	(229,382)	123,952	(370,471)	63,883

Future income tax reduction (Note 5)	110,732	147,707	195,238	137,942

NET (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME	$(118,650)	$271,659	$(175,233)	$201,825

Deficit, beginning of period	(1,910,173)	(1,592,775)	(1,686,356)	(1,339,407)

Distributions declared	(168,159)	(184,327)	(335,393)	(367,861)

DEFICIT, END OF PERIOD	$(2,196,982)	$(1,505,443)	$(2,196,982)	$(1,505,443)

NET (LOSS) INCOME PER TRUST UNIT (Note 11)

Basic	$(0.48)	$1.11	$(0.71)	$0.82
Diluted	$(0.48)	$1.10	$(0.71)	$0.81

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST - 31 -
Consolidated Statements of Cash Flow
(Stated in thousands of dollars)
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

CASH PROVIDED BY (USED FOR):

OPERATING
Net (loss) income and comprehensive (loss) income	$(118,650)	$271,659	$(175,233)	201,825
Depletion, depreciation and accretion	155,309	169,562	313,898	338,600
Future income tax reduction	(110,732)	(147,707)	(195,238)	(137,942)
Contract liability amortization	(1,210)	(1,254)	(2,332)	(2,508)
Amortization of injectants	5,704	8,645	13,469	18,126
Purchase of injectants	(6,949)	(5,922)	(10,795)	(10,622)
Expenditures on remediation	(3,924)	(1,435)	(10,380)	(4,542)
Unrealized foreign exchange (gain) loss (Note 9)	(709)	(18,295)	35,863	(13,764)
Unrealized loss (gain) on commodity risk management (Note 13)	352,628	(79,682)	518,355	4,272
Trust unit based compensation (Note 7)	1,913	1,495	4,561	3,241
Other items	(672)	1,466	(835)	2,605
Changes in non-cash operating working capital (Note 10)	(4,834)	51,428	(7,221)	(12,902)

	267,874	249,960	484,112	386,389

FINANCING
Distributions paid (Note 8)	(167,614)	(183,751)	(334,396)	(366,933)
Bank indebtedness	1,274	(200,199)	6,507	317,819
Change in long term debt, net	(1,955)	—	19,765	463,000
Proceeds from issue of trust units	19,478	14,088	33,941	26,270

	(148,817)	(369,862)	(274,183)	440,156

INVESTING
Business acquisition	(232)	(590)	(176)	(923,251)
Expenditures on property, plant and equipment	(83,060)	(49,467)	(176,594)	(148,252)
Other property acquisitions	(16,905)	—	(17,572)	—
Proceeds on property dispositions	(4,695)	197,315	(2,973)	272,034
Change in remediation trust funds	(2,514)	(1,598)	(4,652)	(2,963)
Change in non-cash investing working capital (Note 10)	(11,651)	(25,758)	(9,979)	(24,113)

	(119,057)	119,902	(211,946)	(826,545)

CHANGE IN CASH AND TERM DEPOSITS	—	—	(2,017)	—

CASH AND TERM DEPOSITS AT BEGINNING OF PERIOD	—	—	2,017	—

CASH AND TERM DEPOSITS AT END OF PERIOD	$—	$—	$—	$—

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST - 32 -
Notes To Consolidated Financial Statements
(Unaudited)
June 30, 2008
(Tabular amounts are stated in thousands of dollars except per trust unit amounts and as otherwise stated.)
1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust (the “Trust”) and all of its subsidiaries (collectively referred to as “Pengrowth”), including Pengrowth Corporation (the “Corporation”). The financial statements do not contain the accounts of Pengrowth Management Limited (the “Manager”). As of June 30, 2008, the Trust owns 100 percent of the royalty units and 91 percent of the common shares of the Corporation. The Trust, through the royalty ownership, obtains substantially all the economic benefits of the Corporation.

The financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2007. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2007.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Change in Accounting Policies

Effective January 1, 2008, Pengrowth adopted new Canadian accounting standards related to capital disclosures. The new standards require disclosure about Pengrowth’s objectives, policies and processes for managing capital. Refer to Note 12, Capital Disclosures. Effective January 1, 2008, Pengrowth adopted several new and revised Canadian accounting standards related to financial instruments disclosure and presentation. The new standards require additional disclosures regarding the nature and extent of the risks associated with financial instruments and how those risks are managed. The presentation standards for financial instruments under the new handbook section did not change significantly from the previous standards. Refer to Note 13, Financial Instruments.

Canadian Generally Accepted Accounting Principles for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011. Pengrowth is assessing the potential impact of this changeover and is developing a conversion plan. At this time, the impact on Pengrowth’s future financial position and results from operations is not reasonably determinable or estimable.

2.	OTHER ASSETS

	As at	As at
	June 30, 2008	December 31, 2007

Remediation trust funds	$22,599	$18,094
Equity investment	7,914	6,737

	$30,513	$24,831

Effective February 2008, funds in the Sable Offshore Energy Project (SOEP) remediation trust fund were invested in an exchange traded bond fund. The SOEP remediation trust fund as at June 30, 2008 was $14.1 million (December 31, 2007 - $9.9 million). The investments in the fund have been designated as held for trading and are recorded at fair value each period end. The change in the fair value of the investments in the fund is recognized as an unrealized gain or loss in the period. For the six months ended June 30, 2008, the amount of unrealized loss related to the SOEP remediation trust fund was $0.1 million (June 30, 2007 – nil). As at June 30, 2008, $8.5 million (December 31, 2007 -$8.2 million) in the Judy Creek remediation trust fund is classified as held to maturity and interest income is recognized as received.

PENGROWTH ENERGY TRUST - 33 -
During the second quarter, Pengrowth recorded equity income of $1.2 million to reflect Pengrowth’s proportionate share of Monterey Exploration Ltd.’s net income. The equity income is included in processing and other income on the consolidated statements of (loss) income and deficit.

3.	LONG TERM DEBT

	As at	As at
	June 30, 2008	December 31, 2007

U.S. dollar denominated debt:
U.S. dollar 150 million senior unsecured notes at 4.93 percent due April 2010	$152,374	$148,053
U.S. dollar 50 million senior unsecured notes at 5.47 percent due April 2013	50,791	49,351
U.S. dollar 400 million senior unsecured notes at 6.35 percent due July 2017	405,649	394,390

	$608,814	$591,794
Pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	100,860	97,444
Canadian dollar revolving credit facility borrowings	534,000	513,998

	$1,243,674	$1,203,236

Pengrowth has a $1.2 billion syndicated extendible revolving term credit facility. The facility is unsecured, covenant based and has a three year term maturing June 15, 2011. Pengrowth has the option to extend the facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three year term. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.60 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $50 million demand operating line of credit. The facilities were reduced by drawings of $535 million and by outstanding letters of credit of approximately $11 million at June 30, 2008.

As of June 30, 2008, an unrealized cumulative foreign exchange gain of $97.9 million (December 31, 2007 - $115.0 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of June 30, 2008, an unrealized cumulative foreign exchange gain of $12.7 million (December 31, 2007 - $16.1 million) has been recognized on the U.K pound sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.

4.	ASSET RETIREMENT OBLIGATIONS

The following reconciles Pengrowth’s ARO:

	Six months ended	Year Ended
	June 30, 2008	December 31, 2007

Asset retirement obligations, beginning of period	$352,171	$255,331
Increase (decrease) in liabilities during the period related to:
Acquisitions	—	91,333
Dispositions	(3,342)	(35,199)
Additions	1,610	3,753
Revisions	—	22,659
Accretion Expense	13,741	25,722
Liabilities settled in the period	(10,380)	(11,428)

	$353,800	$352,171

5.	INCOME TAXES

Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the six months ended June 30, 2008, Pengrowth recorded a future tax reduction of $195.2 million to reflect temporary differences primarily relating to the unrealized risk management losses and the tax basis of the assets in the Trust exceeding their book basis.

PENGROWTH ENERGY TRUST - 34 -
6.	TRUST UNITS

Pengrowth is authorized to issue an unlimited number of trust units.

Total Trust Units:

	Six months ended		Year Ended
	June 30, 2008		December 31, 2007
	Number of		Number of
Trust Units Issued	Trust Units	Amount	Trust Units	Amount

Balance, beginning of period	246,846,420	$4,432,737	244,016,623	$4,383,993
Issued on redemption of DEUs (non-cash)	218,737	2,449	2,931	55
Issued for cash on exercise of trust unit options and rights	277,451	4,085	350,615	4,006
Issued for cash under Distribution Reinvestment Plan (DRIP)	1,649,900	29,855	2,461,299	44,880
Issued on redemption of Royalty Units (non-cash)	—	—	14,952	—
Trust unit rights incentive plan (non-cash exercised)	—	582	—	548
Issue Costs	—	—	—	(745)

Balance, end of period	248,992,508	$4,469,708	246,846,420	$4,432,737

During the six months ended June 30, 2008, no Class A trust units were converted to “consolidated” trust units. At June 30, 2008, 1,888 Class A trust units remain outstanding. All other trust units outstanding are “consolidated” trust units.

Contributed Surplus

	Six months ended	Year Ended
	June 30, 2008	December 31, 2007

Balance, beginning of period	$9,679	$4,931
Trust unit rights incentive plan (non-cash expensed)	1,533	1,903
Deferred entitlement trust units (non-cash expensed)	3,028	3,448
Trust unit rights incentive plan (non-cash exercised)	(582)	(548)
Deferred entitlement trust units (non-cash exercised)	(2,449)	(55)

Balance, end of period	$11,209	$9,679

7.	TRUST UNIT BASED COMPENSATION PLANS

Up to ten percent of the issued and outstanding trust units, to a maximum of 24 million trust units, may be reserved for DEUs, rights and option grants, in aggregate, subject to a maximum of 5.5 million DEUs available for issuance pursuant to the long term incentive program.

Long Term Incentive Program

Compensation expense associated with the DEUs granted in the six months ended June 30, 2008 was based on the estimated fair value of $18.40 per trust unit right (June 30, 2007 – $20.29). Compensation expense related to the DEUs for the six months ended June 30, 2008 was $3.0 million (June 30, 2007 – $2.0 million). For the six months ended June 30, 2008, 218,737 trust units were issued (June 30, 2007 – 2,931) on redemption of vested DEUs.

	Six months ended			Year Ended
	June 30, 2008			December 31, 2007
	Number of		Weighted	Number of	Weighted
	DEUs		average price	DEUs	average price

Outstanding, beginning of period	868,042		$20.13	399,568	$20.55
Granted	522,611		$18.40	451,615	$19.73
Forfeited	(72,242)		$19.61	(92,672)	$20.15
Exercised	(182,325	)(1)	$18.36	(2,931)	$20.06
Deemed DRIP	73,543		$19.87	112,462	$20.27

Outstanding, end of period	1,209,629		$19.67	868,042	$20.13

(1)	2005 DEU grants vested in 2008 with a performance multiplier of 120%.

PENGROWTH ENERGY TRUST - 35 -
Trust Unit Rights Incentive Plan

As at June 30, 2008, rights to purchase 3,453,014 trust units were outstanding (December 31, 2007 – 2,250,056) that expire at various dates to May 6, 2013.

	Six months ended		Year Ended
	June 30, 2008		December 31, 2007
	Number of	Weighted	Number of	Weighted
	rights	average price	rights	average price

Outstanding, beginning of period	2,250,056	$17.39	1,534,241	$16.06
Granted (1)	1,558,797	$18.40	1,259,562	$19.75
Forfeited	(104,894)	$18.43	(199,822)	$14.63
Exercised	(250,945)	$14.54	(343,925)	$11.35

Outstanding, end of period	3,453,014	$17.52	2,250,056	$17.39

Exercisable, end of period	1,890,744	$17.14	1,317,296	$16.30

(1)	Weighted average exercise price of rights granted are based on exercise price on date of grant.
Compensation expense associated with the trust unit rights granted in the six months ended June 30, 2008 was based on the estimated fair value of $1.70 per trust unit right (June 30, 2007 – $2.06). The fair value of trust unit rights granted in the period was estimated at nine percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 23 percent, expected distribution yield of 14 percent per trust unit and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees. Compensation expense related to the trust unit rights for the six months ended June 30, 2008 was $1.5 million (June 30, 2007 – $1.3 million).

Trust Unit Option Plan

During the six months ended June 30, 2008, 26,506 trust unit options (June 30, 2007 – 2,700) were exercised at a weighted average exercise price of $16.43 (June 30, 2007 – $12.98) and 5,070 trust unit options (June 30, 2007 –6,240) were forfeited at a weighted average exercise price of $17.48 (June 30, 2007 – $17.70). As at June 30, 2008, options to purchase 34,742 trust units (June 30, 2007 – 89,679) were outstanding with a weighted average exercise price of $14.01 (June 30, 2007 - $16.10).

8.	DEFICIT

	As at	As at
	June 30, 2008	December 31, 2007

Accumulated earnings	$1,500,105	$1,675,338
Accumulated distributions declared	(3,697,087)	(3,361,694)

	$(2,196,982)	$(1,686,356)

Pengrowth is obligated by virtue of its Royalty and Trust Indentures and NPI agreement to distribute to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income as a result of non-cash expenses such as unrecognized gains (losses) on risk management contracts, depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.

Distributions Paid

Actual cash distributions paid for the six months ended June 30, 2008 were $334 million (June 30, 2007 - $367 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.

PENGROWTH ENERGY TRUST - 36 -
9. FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Unrealized foreign exchange (gain) loss on translation of U.S. dollar denominated debt	$(4,080)	$(17,841)	$17,040	$(20,000)
Unrealized foreign exchange (gain) loss on translation of U.K. pound denominated debt	(655)	(6,820)	3,380	(7,455)

	$(4,735)	$(24,661)	$20,420	$(27,455)

Unrealized loss on foreign exchange risk management contracts	4,026	6,366	15,443	13,691

	$(709)	$(18,295)	$35,863	$(13,764)
Realized foreign exchange (gain) loss	(371)	2,917	(1,119)	2,986

	$(1,080)	$(15,378)	$34,744	$(10,778)

10. OTHER CASH FLOW DISCLOSURES
     i) Change in Non-Cash Operating Working Capital

	Three months ended		Six months ended
Cash provided by (used for):	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Accounts receivable	$(50,970)	$36,258	$(59,567)	$(29,613)
Accounts payable and accrued liabilities	46,470	13,437	50,130	15,674
Due to Pengrowth Management Limited	(334)	1,733	2,216	1,037

	$(4,834)	$51,428	$(7,221)	$(12,902)

     ii) Change in Non-Cash Investing Working Capital

	Three months ended		Six months ended
Cash provided by (used for):	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Accounts payable and capital accruals	$(11,651)	$(25,758)	$(9,979)	$(24,113)

     iii) Cash interest payments

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Interest on long term debt	$17,851	$8,165	$37,347	30,859
Interest on bank indebtedness	—	5,028	—	12,422

	$17,851	$13,193	$37,347	$43,281

11. AMOUNTS PER TRUST UNIT

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Weighted average number of trust units - basic	248,488,936	245,126,773	247,873,071	244,745,237

Dilutive effect of trust unit options, trust unit rights and DEUs	—	951,033	—	478,144

Weighted average number of trust units - diluted	248,488,936	246,077,806	247,873,071	245,223,381

For the three months ended June 30, 2008, 4.0 million trust units (June 30, 2007 – 4.0 million units) from trust unit options, rights and the convertible debentures were excluded from the diluted net loss per unit calculation as their effect is anti-dilutive. For the six months ended June 30, 2008, 5.2 million (June 30, 2007 – 4.4 million) trust units from trust unit options, rights and the convertible debentures were excluded from the diluted net loss per unit calculation as their effect is anti-dilutive.

PENGROWTH ENERGY TRUST - 37 -
12. CAPITAL DISCLOSURES
Pengrowth defines its capital as trust unitholders’ equity, long term debt, bank indebtedness, convertible debentures, working capital and cash and term deposits.
Pengrowth’s objectives when managing capital are to optimize cash distributions to unitholders while enhancing the value of its trust units. Pengrowth’s aim is to maintain sufficient financial flexibility in its capital structure to allow it to finance its capital expenditures to replace produced reserves through operating cash flows and within the company’s debt capacity while maintaining distributions at a level that provides a reasonable return to unitholders. Pengrowth seeks to retain sufficient flexibility with its capital to take advantage of acquisition opportunities that may arise.
Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are different between the credit facility and the term notes. Pengrowth is in compliance with all financial covenants.
Pengrowth’s ability to issue trust units and convertible debt is subject to external restrictions as a result of the Specified Investment Flow-Through Entities Legislation (the SIFT tax). Pengrowth is grandfathered for the SIFT tax, however Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006. As of June 30, 2008, Pengrowth may issue approximately $2.4 billion of additional equity without offending the normal growth guidelines and may issue an additional $960 million for each of 2009 and 2010. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.
Management monitors capital using non-GAAP financial metrics, primarily net debt to the trailing twelve months earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items (EBITDA). Management controls the ratio of net debt to trailing EBITDA with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants.
In order to maintain its financial condition or adjust its capital structure, Pengrowth may issue new debt, refinance existing debt, issue additional equity under an existing shelf prospectus, adjust the level of distributions paid to unitholders, adjust the level of capital spending or dispose of non-core assets to reduce debt levels. However, there may be instances where it would be acceptable for net debt to trailing EBITDA to temporarily fall outside of the normal limits set by management such as in financing an acquisition to take advantage of growth opportunities. This would be a strategic decision made by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current net debt to trailing EBITDA is within reasonable limits.
The following is a summary of Pengrowth’s capital structure, excluding unitholders’ equity:

As at:	June 30, 2008	December 31, 2007

Term credit facilities	$534,000	$513,998
Senior unsecured notes	709,674	689,238
Working capital deficit excluding bank indebtedness (cash and term deposits)	453,684	191,620
Bank indebtedness (cash and term deposits)	6,507	(2,017)
Convertible debentures	74,973	75,030

	$1,778,838	$1,467,869

13. FINANCIAL INSTRUMENTS
Pengrowth’s financial instruments are comprised of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, fair value of risk management assets and liabilities, remediation trust funds, due to/from the manager, distributions payable to unitholders, bank indebtedness, long term debt and convertible debentures.

PENGROWTH ENERGY TRUST - 38 -
Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2 of the consolidated financial statements for the year ended December 31, 2007.
RISK MANAGEMENT OVERVIEW
Pengrowth has exposure to certain market risks related to volatility in commodity prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
The Board of Directors and management have overall responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of financial assets and liabilities will fluctuate due to movements in market prices. Market risk is comprised of commodity price risk, foreign currency risk, interest rate risk and equity price risk.
Commodity Price Risk
Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation and political stability. Commodity price fluctuations are an inherent part of the oil and gas business. While Pengrowth does not consider it prudent to entirely eliminate this risk, it does mitigate some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to distributions. Pengrowth utilizes financial contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the Board of Directors. The board of directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.
As at June 30, 2008, Pengrowth had fixed the price applicable to future production as follows:
Crude Oil:

	Volume	Reference
Remaining term	(bbl/d)	Point	Price per bbl

Financial:
Jul 1, 2008 - Oct 31, 2008	1,000	WTI (1)	$74.25	Cdn
Jul 1, 2008 - Dec 31, 2008	18,000	WTI (1)	$77.84	Cdn
Jan 1, 2009 - Dec 31, 2009	10,000	WTI (1)	$84.62	Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed

Natural Gas:

	Volume	Reference		Price per
Remaining term	(mmbtu/d)	Point		mmbtu

Financial:
Jul 1, 2008 - Dec 31, 2008	5,000	Transco Z6	(1)	$10.90	Cdn
Jul 1, 2008 - Dec 31, 2008	12,500	NYMEX	(1)	$8.22	Cdn
Jul 1, 2008 - Dec 31, 2008	63,979	AECO		$8.25	Cdn
Jul 1, 2008 - Dec 31, 2008	17,500	Chicago MI	(1)	$8.43	Cdn
Jan 1, 2009 - Dec 31, 2009	10,000	NYMEX		$8.50	Cdn
Jan 1, 2009 - Dec 31, 2009	40,282	AECO		$7.70	Cdn
Jan 1, 2009 - Dec 31, 2009	12,500	Chicago MI	(1)	$8.40	Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
Pengrowth has designated the above commodity risk management contracts as held for trading and recorded the contracts on the balance sheet at fair value.

PENGROWTH ENERGY TRUST - 39 -
The fair value of the commodity risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the commodity risk management contracts during the period is recognized as an unrealized gain or loss on the income statement as follows:

	As at
Commodity Risk Management Contracts	June 30, 2008	June 30, 2007

Current portion of unrealized risk management assets	$—	$25,071
Non-current portion of unrealized risk management assets	—	8,078
Current portion of unrealized risk management liabilities	(459,937)	—
Non-current portion of unrealized risk management liabilities	(143,625)	(321)

Total unrealized risk management liabilities at period end	$(603,562)	$32,828

	Three months ended
	June 30, 2008	June 30, 2007

Total unrealized risk management (liabilities) assets at period end	$(603,562)	$32,828
Less: Unrealized risk management (liabilities) at beginning of period	(250,934)	(46,854)

Unrealized (loss) gain on risk management contracts for the period	$(352,628)	$79,682

	Six months ended
	June 30, 2008	June 30, 2007

Total unrealized risk management (liabilities) assets at period end	$(603,562)	$32,828
Less: Unrealized risk management (liabilities) assets at beginning of period	(85,207)	37,100

Unrealized (loss) gain on risk management contracts for the period	$(518,355)	$(4,272)

Natural Gas Fixed Price Sales Contract
Pengrowth assumed a natural gas fixed price physical sales contract in conjunction with an acquisition. At June 30, 2008, the amount Pengrowth would pay to terminate the fixed price sales contract would be $12 million. Details of the physical fixed price sales contract are provided below:

	Volume	Price per
Remaining Term	(mmbtu/d)	mmbtu

Jul 1, 2008 - Oct 31, 2008	3,886	$2.34 Cdn
Nov 1, 2008 - Apr 30, 2009	3,886	$2.40 Cdn
Commodity Price Sensitivity
Each Cdn $1 per barrel change in future oil prices would result in an approximate Cdn $7.1 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts. Similarly, each Cdn $0.50 per mcf change in future natural gas prices would result in an approximate Cdn $20.6 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts.
As at June 30, 2008, the AECO spot price was $11.71 per mmbtu and the WTI prompt month price was US$140 per barrel.
Foreign Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.
Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar denominated notes for both interest and principal payments. Pengrowth has not entered into any contracts to mitigate the foreign exchange risk associated with the U.S. dollar denominated term notes as the U.S. dollar denominated interest payments partially offset U.S. dollar denominated revenues.

PENGROWTH ENERGY TRUST - 40 -
Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to Pound Sterling exchange rate on the interest and principal of the Pound Sterling denominated debt at approximately 0.4976 Pounds Sterling per Canadian dollar. The estimated fair value of the foreign exchange risk management contracts have been determined based on the amount Pengrowth would receive or pay to terminate the contract at period end. At June 30, 2008, the amount Pengrowth would pay to terminate the foreign exchange risk management contracts would be approximately $9.6 million.
Pengrowth has designated the foreign exchange risk management contracts as held for trading and are recorded on the balance sheet at fair value. The fair value of the foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the foreign exchange risk management contracts during the period is recognized as an unrealized gain or loss on the income statement as follows:

	As at
Foreign Exchange Risk Management Contracts	June 30, 2008	June 30, 2007

Non-current portion of unrealized risk management assets	$—	$182
Current portion of unrealized risk management liabilities	(1,298)	—
Non-current portion of unrealized risk management liabilities	(8,339)	—

Total unrealized risk management (liabilities) assets at period end	$(9,637)	$182

	Three months ended
	June 30, 2008	June 30, 2007

Total unrealized risk management (liabilities) assets at period end	$(9,637)	$182
Less: Unrealized risk management (liabilties) assets at beginning of period	(5,611)	6,548

Unrealized loss on risk management contracts for the period	$(4,026)	$(6,366)

	Six months ended
	June 30, 2008	June 30, 2007

Total unrealized risk management (liabilities) assets at period end	$(9,637)	$182
Less: Unrealized risk management assets at beginning of period	5,806	13,873

Unrealized loss on risk management contracts for the period	$(15,443)	$(13,691)

Foreign Exchange Rate Sensitivity
The following summarizes the sensitivity on pre-tax income of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity	Cdn - U.S.	Cdn - U.K.

Unrealized foreign exchange gain or loss	$6,000	$500
Unrealized foreign exchange risk management gain or loss	—	490

Interest Rate Risk
Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates. Pengrowth has mitigated some of its exposure to interest rate risk by issuing fixed rate term notes.

PENGROWTH ENERGY TRUST - 41 -
Interest Rate Sensitivity
As at June 30, 2008, Pengrowth has approximately $1.2 billion of long term debt of which $534 million is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense by approximately $1.3 million for the three months ended June 30, 2008 and increase pre-tax interest expense by approximately $2.7 million for the six months ended June 30, 2008.
Equity Price Risk
A portion of the funds held in the remediation trust funds that were established to fund future asset retirement obligations were invested in an exchange traded bond fund. Pengrowth’s exposure to equity price risk is not significant.
FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, due to manager, bank indebtedness, and distributions payable approximate their carrying amount due to the short-term nature of those instruments.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using publicly quoted market prices or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period. Investments in the SOEP remediation trust fund have been designated as held for trading and are recorded at fair value which is based on the market value of the underlying investments in the fund at the balance sheet date. Interest income earned on the SOEP remediation trust fund is included in processing and other income. The Judy Creek remediation trust fund is classified as held to maturity. The fair value is based on the carrying value of the underlying investments, plus accrued interest. Interest income earned on the Judy Creek remediation trust fund is included in processing and other income.
The fair value of the foreign denominated term notes is determined based on the trading price of risk free government debt instruments of similar maturities, adjusted for credit risk premium. The fair value of the convertible debentures has been determined using the closing trading price of the debentures on the balance sheet date. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates.
The fair value of financial instruments that differ from their carrying value are as follows:

	June 30, 2008		December 31, 2007
	Carrying		Carrying
As at	Amount	Fair Value	Amount	Fair Value

Financial Assets
Remediation Trust Funds	$22,599	$22,670	$18,094	$18,107

Financial Liabilities
U.S. dollar denominated debt	608,814	648,886	591,794	627,674
U.K. Pound Sterling denominated debt	100,860	94,393	97,444	96,181
Convertible debentures	74,973	75,152	75,030	74,741

CREDIT RISK
Credit risk is the risk of financial loss to Pengrowth if a counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of the company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with “A” credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.
Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. Pengrowth has two counterparties that individually account for more than ten percent of monthly revenues. Both counterparties are large, well-established companies supported by investment grade credit ratings.
Pengrowth considers amounts over 90 days as past due. As at June 30, 2008, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts. Management has assessed that no significant impairment issues exist. The company’s objectives, processes and policies for managing credit risk have not changed from the previous year.

PENGROWTH ENERGY TRUST - 42 -
LIQUIDITY RISK
Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a $1.2 billion unsecured syndicated extendible revolving term credit facility and a $50 million demand operating line of credit. Pengrowth’s long term notes and bank credit facilities are unsecured and equally ranked.
All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

	Carrying	Contractual				More than
June 30, 2008	Amount	Cash Flows	within 1 year	1-2 years	2-5 years	5 years

Canadian dollar revolving credit facility(1)	$534,000	$593,754	$19,918	$19,918	$553,918	$—
U.S. dollar denominated term debt (1)	608,814	881,410	36,230	36,230	295,624	513,326
U.K. Pound Sterling denominated term debt (1)	100,860	136,927	5,535	5,535	16,606	109,251
Convertible debentures (1)	74,973	86,893	4,858	4,858	77,177	—
Remediation trust fund payments	—	12,500	250	250	750	11,250

Commodity Risk Management Contracts Cash Outflow	603,562	616,472	466,613	149,859	—	—

Foreign Exchange Risk Management Contracts Cash Outflow	9,637	225	30	30	90	75

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.
14. SUBSEQUENT EVENT
On July 23, 2008, Pengrowth and Accrete Energy Inc. (Accrete) announced that they have entered into an agreement pursuant to which Pengrowth will acquire all of Accrete’s interest in the Harmattan area through the acquisition of all of the common shares of Accrete. The balance of Accrete’s properties will be acquired by a new exploration company (“Exploreco”). Pursuant to a Plan of Arrangement, Accrete shareholders will receive approximately 5 million Pengrowth trust units based on the ratio of 0.273 of a trust unit of Pengrowth for each Accrete common share they currently hold. As of the date of the announcement, the total consideration was valued at $120 million comprising of $95 million of Pengrowth trust units and $25 million of assumed liabilities. The transaction is subject to regulatory and Accrete shareholder approval and is anticipated to close in the third quarter of 2008.